CUSIP No. 377339106                                          (Page 1 of 7 Pages)



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)



                               Gleason Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    377339106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Ralph E. Harper, Secretary and Treasurer
                               Gleason Foundation
                                 P.O. Box 22970
                             1000 University Avenue
                         Rochester, New York 14692-2970
                                 (716) 241-4030
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 23, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

CUSIP No. 377339106                                          (Page 2 of 7 Pages)


                                       13D

====================================================================================================================
 1           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Gleason Foundation
             ID No. 16-6023235
------------ -------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)  [x]
                                                                                                         (b)  [ ]
------------ -------------------------------------------------------------------------------------------------------
 3           SEC USE ONLY
------------ -------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS
             OO
------------ -------------------------------------------------------------------------------------------------------
 5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                                                   [ ]

------------ -------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
----------------------- --------- ----------------------------------------------------------------------------------
       NUMBER OF         7        SOLE VOTING POWER
        SHARES                    -0-
     BENEFICIALLY                 ----------------------------------------------------------------------------------
     OWNED BY EACH       8        SHARED VOTING POWER
       REPORTING                  1,197,346
      PERSON WITH                 ----------------------------------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
                                  -0-
                                  ----------------------------------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                  1,197,346
------------ -------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,334,598  (1)
------------ -------------------------------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                [X]
------------ -------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             15.2%
------------ -------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO

====================================================================================================================

(1) The amount shown includes options, which are exercisable within the next 60 days, to purchase an aggregate of 56,750 shares.

CUSIP No. 377339106                                          (Page 3 of 7 Pages)

ITEM 1.  SECURITY AND ISSUER.

       This Amendment No. 4 to Schedule 13D relates to the common stock, par value $1.00 per share (the "Company Common Stock"), of Gleason Corporation, a Delaware corporation (the "Company"), with principal executive offices at 1000 University Avenue, Rochester, New York 14692-2970.

ITEM 4.  PURPOSE OF TRANSACTION.

       As previously reported in Amendment No. 3 to Schedule 13D, filed by the Gleason Foundation ("Foundation") on December 10, 1999 ("Amendment No. 3 to Schedule 13D"), the Foundation entered into an agreement with respect to a transaction by which Torque Acquisition Co., L.L.C., a Delaware limited liability company ("Acquisition Company"), and James S. Gleason, certain parties related to him, and certain other members of the management of the Company (collectively, the "Acquisition Parties") propose to acquire all of the outstanding shares of the Company Common Stock (the "Acquisition"), excluding certain of the shares already owned by the Acquisition Parties and by the Foundation. The Foundation is not an Acquisition Party.

       As previously reported, the Acquisition is proposed by Acquisition Company and the Acquisition Parties to be accomplished through a two-step transaction in which Acquisition Company and the Company have offered to purchase outstanding shares of Company Common Stock for cash (the "Offer"), to be followed by a merger (the "Merger") of the Company and a wholly-owned subsidiary of Acquisition Company, in which the Company's remaining stockholders will receive Merger consideration in cash. The Offer closed on February 17, 2000, upon satisfaction of the precondition that a minimum number of shares be tendered.

       As previously reported, pursuant to that certain Foundation Agreement dated December 8, 1999, between Acquisition Company and the Foundation (the "Foundation Agreement"), the Foundation agreed not to tender any of its shares of Company Common Stock in the Offer, to vote all of its shares of Company Common Stock in favor of the Merger, and to retain certain of its shares following the Offer and the Merger.

       The Foundation is filing this Amendment No. 4 to Schedule 13D because it has elected, pursuant to Section 6(b) of the Foundation Agreement, to have certain of its shares of Company Common Stock treated in the Merger in a certain manner, as more specifically described in Item 6 hereof. The Foundation is also filing this Amendment No. 4 to report certain changes in the Foundation's beneficial ownership. Such changes are attributable to changes in ownership by certain of the Foundation's directors and executive officers. Finally, this Amendment No. 4 reports that the Foundation and Acquisition Parties have entered into a stockholders' agreement, as more specifically described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) and (b) (i) The Foundation beneficially owns 1,197,346 shares of Company Common Stock, which represent 13.8% of the issued and outstanding shares of the Company Common Stock as of February 24, 2000. By virtue of the Foundation Agreement, the Foundation beneficially owns no shares with sole dispositive or voting power, and 1,197,346 shares of Company Common Stock with shared dispositive and voting power. Such shared dispositive and voting power is shared with Acquisition Company, as more fully described in Item 6 of Amendment No. 3 to Schedule 13D.

CUSIP No. 377339106                                          (Page 4 of 7 Pages)

                  (ii) Dr. Atwater beneficially owns no shares of Company Common
               Stock.

                  (iii) Ms. Gleason beneficially owns 65,056 shares of Company
               Common Stock, which represent 0.7% of the issued and outstanding shares of the Company Common Stock as of February 24, 2000, by virtue of her position as trustee under the GST Exempt Trust for the benefit of James S. Gleason under Article Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason under Article Third (F) of the Trust Under Agreement dated March 9, 1989, with Lawrence C. Gleason (the "Trusts"). Ms. Gleason beneficially owns, with sole dispositive and voting power, 65,056 shares of Company Common Stock. Ms. Gleason owns no shares with shared voting or dispositive power.

                  (iv) Mr. Harper beneficially owns 40,500 shares of Company
               Common Stock, which represent 0.5% of the issued and outstanding shares of the Company Common Stock as of February 24, 2000. All of these beneficially owned shares are issuable pursuant to options, which are exercisable within the next 60 days, to purchase 40,500 shares of Company Common Stock.

                  (v) Mr. Kimmet beneficially owns 31,696 shares of Company
               Common Stock, which represent 0.4% of the issued and outstanding shares of the Company Common Stock as of February 24, 2000. Mr. Kimmet beneficially owns, with sole dispositive and voting power, 15,446 shares of Company Common Stock. Mr. Kimmet owns no shares with shared voting or dispositive power. In addition, he owns options, which are exercisable within the next 60 days, to purchase 16,250 shares of Company Common Stock.

                  (vi) Mr. Moore beneficially owns no shares of Company Common
               Stock.

                  (vii) By virtue of the Foundation Agreement, the Foundation may be deemed to have formed a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with Acquisition Company and, therefore, to have shared voting and dispositive power over the shares of Company Common Stock beneficially owned by Acquisition Company and by the Acquisition Parties. Such shares amount to an additional 5,512,614.11 shares of Company Common Stock, which represent 60.4% of the issued and outstanding shares of the Company Common Stock as of February 24, 2000. (Such number of shares excludes the shares beneficially owned by Mr. Kimmet, which are instead reported in Item 5 (a) and
               (b) (v) hereof, and the shares beneficially owned by the Trusts, which are instead reported in Item 5(a) and (b)(iii) hereof). However, the filing of this Amendment No. 4 to Schedule 13D shall not be construed as an admission that the Foundation or its directors and executive officers are, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities beneficially owned by Acquisition Company or by the Acquisition Parties.

(c) During the past 60 days, the following individuals have tendered in the Offer the number of shares of Company Common Stock indicated next to their names:

                      Dr. Atwater:   2,050       Mr. Harper:            6,497
                      Ms. Gleason:  57,850        Mr. Moore:           15,164

               In addition, Mr. Harper sold 368 shares of Company Common Stock on January 3, 2000.

               Other than as reported in this paragraph, there have been no other transactions in Company Common Stock made by the Foundation or any of its directors or executive officers during the past 60 days.

CUSIP No. 377339106                                          (Page 5 of 7 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE REGISTRANT.

       Pursuant to Section 6(b) of the Foundation Agreement, the Foundation has elected to have 485,000 of its Company Common Stock converted in the Merger into the right to receive, after consummation of the Merger, shares of the new series of preferred stock and warrants, and 450,346 shares of its Company Common Stock converted in the Merger into the right to receive the cash Merger consideration. This election was made by letter dated February 23, 2000.

       Pursuant to Section 7 of the Foundation Agreement, the Foundation and the Acquisition Parties (together, the "Parties") have entered into a Stockholders' Agreement dated as of November 29, 1999 ("Stockholders' Agreement"), which is filed as an exhibit to this Amendment No. 4 to
       Schedule 13D. The Stockholders' Agreement will become effective upon the consummation of the Merger. Pursuant to the Stockholders' Agreement, the Parties have agreed, among other things, as follows:

                    (i) that the Company Common Stock owned by the Parties, and, in the case of Acquisition Company and the Foundation, the Series A Preferred shares to be owned by them following the Merger, will be subject to certain transfer restrictions and disposition rights (e.g., tag-along rights and rights of first refusal),

                    (ii) to take all necessary action to cause the Company's
               Board of Directors to consist of five directors upon consummation of the Merger, three of which will be designated by the voting trust to be established pursuant to a voting trust agreement ("Voting Trust") and two of which will be designated by Acquisition Company, and further to cause the number of directors to be increased to seven directors at such time as the Voting Trust and Acquisition Company each designate one additional independent director,

                    (iii) that the continued right to appoint directors to the
               Company's Board of Directors will be conditioned upon ownership percentages of Company Common Stock, and, in the case of Acquisition Company, Series A Preferred shares, or, in the case of the Voting Trust, the nonoccurrence of certain events,

                    (iv) that, after consummation of the Merger, special
               approval by the Company's Board of Directors and/or stockholders will be required for certain transactions, and

                    (v) that the parties to the Stockholders' Agreement will
               have certain preemptive and customary registration rights.

       The description of the Stockholders' Agreement contained in this Amendment No. 4 to Schedule 13D is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Stockholders' Agreement

CUSIP No. 377339106                                          (Page 6 of 7 Pages)


                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated:  February 29, 2000                       Gleason Foundation


                                                By: /s/ Ralph E. Harper
                                                    ----------------------------
                                                        Ralph E. Harper
                                                        Secretary and Treasurer

CUSIP No. 377339106                                          (Page 7 of 7 Pages)


                                  EXHIBIT INDEX

Number            Exhibit
------            -------

2                 Stockholders' Agreement

                                                                       Exhibit 2



       ------------------------------------------------------------------





                             STOCKHOLDERS AGREEMENT


                          DATED AS OF NOVEMBER 29, 1999


                                      AMONG


                               GLEASON CORPORATION

                                       AND

                           CERTAIN OF ITS STOCKHOLDERS




       ------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                                                               Page
Section 1.        Representations and Warranties..................................................................1
Section 2.        Preemptive Rights...............................................................................2
         (a)      Issuance........................................................................................2
         (b)      Sale and Reoffer................................................................................2
         (c)      Exceptions......................................................................................2
         (d)      Termination.....................................................................................3
Section 3.        Board of Directors..............................................................................3
         (a)      Composition.....................................................................................3
         (b)      Meetings........................................................................................4
         (c)      Board Seat Termination..........................................................................4
         (d)      Special Board Vote Required for Certain Actions.................................................5
         (e)      Additional Directors............................................................................7
         (f)      Management Agreement...........................................................................10
Section 4.        Restrictions on Transfer of Stockholder Shares.................................................10
         (a)      Common Stock and Warrants......................................................................10
         (b)      Preferred Stock................................................................................10
         (c)      Transferee's Rights............................................................................11
Section 5.        Right of First Offer...........................................................................11
         (a)      First Offer Right..............................................................................11
         (b)      Irrevocable Offer..............................................................................11
         (c)      Company Exercise Period........................................................................11
         (d)      Stockholder Exercise Period....................................................................11
         (e)      The Closing....................................................................................12
         (f)      Delivery Against Payment.......................................................................12
         (g)      No Closing.....................................................................................12
Section 6.        Right of First Refusal.........................................................................12
         (a)      Right of First Refusal.........................................................................12
                  (i)      First Refusal Right...................................................................12
                  (ii)     Irrevocable Offer.....................................................................13
                  (iii)    Company Exercise Period...............................................................13
                  (iv)     Stockholder Exercise Period...........................................................13
                  (v)      The Closing...........................................................................13
                  (vi)     Delivery Against Payment..............................................................13
Section 7.        Tag-Along Rights...............................................................................14
         (a)      Common Stock...................................................................................14
         (b)      Preferred Stock................................................................................15
         (c)      Warrants.......................................................................................15
         (d)      Allocation of Purchase Price...................................................................16
         (e)      Termination....................................................................................17
Section 8.        Common Put.....................................................................................17
         (a)      Common Put.....................................................................................17
         (b)      Closing........................................................................................18
         (c)      Acquisition Company Control....................................................................18
         (d)      Delivery Against Payment.......................................................................18

                                                                                                               Page

         (e)      Fair Market Value..............................................................................19
         (f)      Termination....................................................................................21
Section 9.        The JG Put.....................................................................................21
         (a)      JG Put.........................................................................................21
         (b)      Withdrawn Put..................................................................................22
         (c)      Closing........................................................................................22
         (d)      Delivery Against Payment.......................................................................22
         (e)      Termination....................................................................................22
Section 10.       Call Arrangements..............................................................................22
         (a)      The Call.......................................................................................22
         (b)      The Closing....................................................................................23
         (c)      Delivery Against Payment.......................................................................23
         (d)      Limitation.....................................................................................23
         (e)      Termination....................................................................................23
Section 11.       Governance.....................................................................................23
         (a)      Charter and Bylaws.............................................................................23
         (b)      Liquidation, Bankruptcy, Etc...................................................................23
         (c)      Sale or Issuance of Securities.................................................................24
         (d)      Dividends......................................................................................24
         (e)      Redemptions....................................................................................24
         (f)      Mergers........................................................................................24
Section 12.       Financial Statements and Other Information.....................................................24
         (a)      Quarterly Reports..............................................................................24
         (b)      Fiscal Reports.................................................................................25
         (c)      Additional Reports.............................................................................25
         (d)      Annual Budget..................................................................................25
         (e)      Defaults and Control Events....................................................................26
         (f)      Other Information..............................................................................26
         (g)      Fair Presentation..............................................................................26
         (h)      Termination....................................................................................26
Section 13.       Inspection of Property.........................................................................26
Section 14.       Sale of Company................................................................................27
         (a)      Cooperation....................................................................................27
         (b)      Purchaser Representative.......................................................................27
         (c)      Costs..........................................................................................27
         (d)      Termination....................................................................................28
Section 15.       Registration Rights............................................................................28
         (a)      Demand Rights..................................................................................28
                  (i)      Request for Registration..............................................................28
                  (ii)     Long-Form Registrations...............................................................28
                  (iii)    Short-Form Registrations..............................................................28
                  (iv)     Priority on Demand Registrations......................................................29
                  (v)      Restrictions on Long-Form Registrations...............................................29
                  (vi)     Selection of Underwriters.............................................................29
                  (vii)    Other Registration Rights.............................................................29

                                                                                                               Page

         (b)      Piggyback Registrations........................................................................30
                  (i)      Right to Piggyback....................................................................30
                  (ii)     Piggyback Expenses....................................................................30
                  (iii)    Priority on Primary Registrations.....................................................30
                  (iv)     Priority on Secondary Registrations...................................................30
                  (v)      Selection of Underwriters.............................................................30
                  (vi)     Other Registrations...................................................................30
         (c)      Holdback Agreements............................................................................31
         (d)      Registration Procedures........................................................................31
         (e)      Registration Expenses..........................................................................33
         (f)      Indemnification................................................................................34
         (g)      Participation in Underwritten Registrations....................................................35
Section 16.       Restrictive Legend; Additional Restriction on Transfer.........................................35
Section 17.       Transfer.......................................................................................36
Section 18.       Definitions....................................................................................36
Section 19.       Calculation of Percentages.....................................................................47
Section 20.       Transfers in Violation of Agreement............................................................47
Section 21.       Effectiveness and Termination..................................................................47
Section 22.       Amendment and Waiver...........................................................................48
Section 23.       Severability...................................................................................48
Section 24.       Entire Agreement...............................................................................48
Section 25.       Successors and Assigns.........................................................................49
Section 26.       Counterparts...................................................................................49
Section 27.       Remedies.......................................................................................49
Section 28.       Notices........................................................................................49
Section 29.       GOVERNING LAW..................................................................................50
Section 30.       Business Days..................................................................................50
Section 31.       Descriptive Headings...........................................................................50
Section 32.       Expenses.......................................................................................50
Section 33.       Further Assurances.............................................................................51
Section 34.       Construction...................................................................................51

* Schedule I       --        Torque Acquisition Co., L.L.C. and its Permitted Transferees
* Schedule II      --        Management Stockholders and their Permitted Transferees
* Schedule III     --        Gleason Foundation and its Permitted Transferees
* Schedule IV      --        Management Subscription Agreement Term Sheet
* Schedule V       --        Terms of New Management Option Plan
* Schedule VI      --        Management Agreement

* OMITTED SCHEDULES

UPON WRITTEN REQUEST, THE REPORTING PERSON WILL PROVIDE A COPY OF THE REFERENCED OMITTED SCHEDULES.

                             STOCKHOLDERS AGREEMENT

                  THIS STOCKHOLDERS AGREEMENT (this "Agreement") is made as of November 29, 1999, by and among Gleason Corporation, a Delaware corporation (the "Company"), the Person listed on Schedule I attached hereto and its Permitted Transferees ("Acquisition Company"), the Voting Trust and each of the Persons listed on Schedule II attached hereto and each of their Permitted Transferees (together with employees of the Company, spouses, children and other immediate family members of employees of the Company, trusts, individual retirement accounts or other savings vehicles formed for the benefit of the employee of the Company or such employee's spouse, children or other immediate family members who execute an agreement to enter into and be bound by all of the terms and conditions of, or execute, this Agreement subsequent to the date hereof, the "Management Stockholders") and the Person listed on Schedule III hereto and its Permitted Transferees (the "Foundation"). Acquisition Company, the Management Stockholders, the Foundation, the Voting Trust and any other Person who becomes a party to this Agreement after the date hereof are collectively referred to as the "Stockholders" and individually as a "Stockholder." Capitalized terms used herein are defined in Section 18 hereof.

                  Pursuant to the Merger Agreement, subject to certain exceptions, shares of common stock, par value $1.00 per share, of the Company
(i) held by Management Stockholders shall be converted into shares of common stock, par value $1.00 per share, of the Company after the Merger (the "Common Stock") which shall be immediately deposited into the Voting Trust and the Voting Trust shall become a party hereto as a Management Stockholder, (ii) held by Acquisition Company or Merger Subsidiary shall be converted into shares of Common Stock, shares of Series A Cumulative Redeemable Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Stock") and warrants to purchase Common Stock (the "Warrants," and together with the Common Stock and the Preferred Stock, the "Securities"), and (iii) held by the Foundation shall, with respect to approximately 202,000 shares, be converted into Common Stock; with respect to approximately 60,000 shares, be converted into Preferred Stock and Warrants; and with respect to the Foundation's remaining shares, be converted into, at the Foundation's election, either Merger Consideration (as defined in the Merger Agreement) or a combination of Merger Consideration and Securities, subject to certain limitations. For all purposes of this Agreement, shares of Common Stock beneficially owned by a Management Stockholder through the Voting Trust and represented by voting trust certificates shall be deemed to be owned by such Management Stockholder.

                  This Agreement will become effective upon consummation of the Merger. The Company and the Stockholders desire to enter into this Agreement for the purposes, among others, of (a) assuring continuity in the management and ownership of the Company and (b) limiting the manner and terms by which the Securities may be transferred. Therefore, the parties hereto hereby agree as follows:

                  Section 1. Representations and Warranties. Each Stockholder represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes the valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, and (b) such Stockholder has not granted and is not a party to any proxy, voting trust (other than the Voting Trust) or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement. No holder of Securities shall grant any proxy or become party to any voting trust (other than the Voting Trust or proxies that may be granted to approve the Merger) or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

                  Section 2. Preemptive Rights.

                  (a) Issuance. Except as set forth in Sections 2(b) and (c) below, the Company will not issue, sell or otherwise transfer for consideration to any Stockholder or any Affiliate of any Stockholder (an "Issuance") any Equity Interests (or securities convertible into or exercisable or exchangeable for Equity Interests) unless, at least 15 days prior to such Issuance, the Company notifies each Stockholder in writing of the Issuance (including the price and all of the other terms and conditions thereof) (the "Preemptive Right Notice") and grants to all Stockholders the right (the "Preemptive Right") to subscribe for and purchase a portion of such additional Equity Interests so issued, at the same price and on the same terms as issued in the Issuance, equal to the quotient determined by dividing (i) the number of shares of Common Stock owned by such Stockholder (taking into account all shares of Common Stock underlying Warrants and Existing Options owned by such Stockholder) by (ii) the total number of shares of Common Stock outstanding (taking into account all shares of Common Stock underlying Warrants and Existing Options). Notwithstanding the foregoing, if the Stockholder or its Affiliates entitled to purchase or receive such Equity Interests in the Issuance is required to also purchase other securities of the Company, the Stockholders exercising their Preemptive Right pursuant to this Section 2 shall also be required to purchase the same combination of securities (on the same terms and conditions) that the Stockholder or its Affiliates is required to purchase. The Preemptive Right may be exercised by such Stockholder at any time by written notice to the Company received by the Company within 30 days after receipt by such Stockholder of the Preemptive Right Notice (the "Preemptive Right Period"). The closing of the purchase and sale pursuant to the exercise of the Preemptive Right shall occur not less than 30 days after the Company receives notice of the exercise of the Preemptive Right and concurrently with the closing of the Issuance.

                  (b) Sale and Reoffer. During the 30 days following the Preemptive Right Period, the Company shall be entitled to sell such Equity Interests that the Stockholders elected not to purchase pursuant to the Preemptive Right on terms and conditions no more favorable to the purchasers thereof than those offered to such Stockholders. Any Equity Interests proposed to be offered or sold by the Company to a Stockholder or its Affiliates after such 30-day period shall be subject to the Preemptive Right.

                  (c) Exceptions. Notwithstanding the foregoing, the Preemptive Right shall not apply to (i) issuances of Equity Interests (or securities convertible into or exchangeable for, or options to purchase, Equity Interests), pro rata to all Stockholders, as a dividend on, subdivision of or other distribution in respect of outstanding capital stock of the Company, (ii) the issuance of Equity Interests upon conversion, exchange or redemption of any outstanding convertible or exchangeable securities and (iii) the issuance of Equity Interests (or securities convertible into or exchangeable for, or options to purchase, Equity Interests) upon the exercise of any outstanding options or warrants, including any options issued or to be issued under the New Option Plan. Notwithstanding the foregoing, no Disqualified Person shall have a Preemptive Right solely attributable to Equity Interests to be issued, sold or transferred to the Foundation by the Company; provided, however, that the Company shall nonetheless provide a Preemptive Right Notice with respect to each such issuance, sale and transfer to each Disqualified Person pursuant to Section 2(a), above.

                  (d) Termination. The provisions of this Section 2 will immediately terminate upon the consummation of a Qualified IPO.

                  Section 3. Board of Directors.

                  (a) Composition. From and after the Closing and until the date when either Acquisition Company or the Voting Trust ceases to have a representative on the Board (as defined below), Acquisition Company and the Voting Trust (pursuant to Section 8(b) of the Voting Trust Agreement) each shall vote all of its Stockholder Shares and any other voting securities of the Company over which such Stockholder has voting control and shall take all other necessary or desirable actions within its control (whether in the capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that:

                           (i) upon consummation of the Merger the initial authorized number of directors on the Company's board of directors (the "Board") shall be established at five (5) directors; and effective immediately upon the designation of the Acquisition Company Independent Director and the Voting Trust Independent Director, the authorized number of directors of the Board shall be increased to seven (7).

                           (ii) subject to Section 3(c), the following persons shall be elected to the Board:

                                    (A) three (3) representatives designated by
         the Voting Trust; provided that two (2) of such representatives shall include the two most senior members of management of the Company (who currently are the Chief Executive Officer and the Chief Operating Officer of the Company) (collectively, the "Voting Trust Directors");

                                    (B) two (2) representatives designated by
         Acquisition Company (collectively, the "Acquisition Company Directors"); and

                                    (C) within one year after the Closing, the
         Voting Trust and Acquisition Company will each select one independent director who is not an Affiliate of any of the Stockholders, to serve as independent directors of the Board (the "Voting Trust Independent Director" and the "Acquisition Company Independent Director," respectively, and, together, the "Independent Directors"); provided, however, that the Voting Trust Independent Director shall be reasonably acceptable to Acquisition Company, and the Acquisition Company Independent Director shall be reasonably acceptable to the Voting Trust. Acquisition Company shall have the exclusive right to remove any Acquisition Company Independent Director and the right, subject to reasonable acceptance by the Voting Trust, to replace such Acquisition Company Independent Director. The Voting Trust shall have the exclusive right to remove any Voting Trust Independent Director and, subject to the reasonable acceptance by Acquisition Company, to replace such Voting Trust Independent Director. Upon the initial selection of the Voting Trust Independent Director and the Acquisition Company Independent Director as provided herein, each shall simultaneously become members of the Board; provided, however, in the event that either the Voting Trust or Acquisition Company has not selected the initial Voting Trust Independent Director or the initial Acquisition Company Independent Director, respectively, on or prior to the first anniversary of the date of this Agreement, the Independent Director who has been selected shall become a member of the Board effective as of the first anniversary of the date of this Agreement, and the other Independent Director shall become a member of the Board effective immediately following his or her selection.

                           (iii) if the Board forms one or more committees of the Board, such committee shall, in each case, include at least one Acquisition Company Director, and no Voting Trust Director who is also a member of management shall be a member of the Audit Committee;

                           (iv) the removal from the Board (with or without cause) of any Voting Trust Director or any Acquisition Company Director shall be only upon the written request of the Person originally entitled to designate such director pursuant to Section 3(a)(ii); provided that, if any Person entitled to designate a director pursuant to Section 3(a)(ii) ceases to have the right to designate such director, such director shall be removed promptly after such Person ceases to have the right to designate such director; and

                           (v) in the event that any representative designated hereunder for any reason ceases to serve as a member of the Board during his or her term of office, the resulting vacancy on the Board shall be filled by a representative designated by the Person originally entitled to designate such director pursuant to Section 3(a)(ii) (so long as such Person continues to be entitled to designate a director pursuant to Section 3(a)(ii)).

                  (b) Meetings. There shall be at least four (4) meetings of the Board during every fiscal year, and at least one meeting shall be held in each calendar quarter during the Company's fiscal year. The Company shall pay all out-of-pocket expenses incurred by each director in connection with attending regular and special meetings of the Board and any committee thereof.

                  (c) Board Seat Termination.

                           (i) If Acquisition Company owns less than the Preferred Minimum Threshold and less than the Acquisition Company Second Minimum Share Amount, then Acquisition Company shall no longer be entitled to designate the Acquisition Company Independent Director. If Acquisition Company owns less than the Preferred Minimum Threshold and owns less than the Acquisition Company First Minimum Share Amount, then Acquisition Company shall no longer be entitled to designate one of the Acquisition Company Directors to the Board. If Acquisition Company owns less than the Preferred Minimum Threshold and less than 10% of the shares of Common Stock (including shares of Common Stock underlying the Warrants) that it owned as of the Closing, then Acquisition

         Company shall no longer be entitled to designate its remaining Acquisition Company Director to the Board and the provisions of this
         Section 3 immediately shall terminate.

                           (ii) If the Management Stockholders beneficially own a number of shares of Common Stock (including shares of Common Stock underlying Existing Options) that is less than 66 2/3% of the shares of Common Stock (including shares of Common Stock underlying Existing Options) that they owned immediately after the Closing, then the Voting Trust shall no longer be entitled to designate the Voting Trust Independent Director; provided that as soon as possible such seat on the Board shall be filled by the appointment of a person who is reasonably acceptable to both the Voting Trust and Acquisition Company. If the Management Stockholders beneficially own a number of shares of Common Stock (including shares of Common Stock underlying Existing Options) that is less than 50% of the shares of Common Stock (including shares of Common Stock underlying Existing Options) that they owned immediately after the Closing, then the Voting Trust shall no longer be entitled to designate one of its three Voting Trust Directors. If the Management Stockholders beneficially own a number of shares of Common Stock (including shares of Common Stock underlying Existing Options) that is less than 25% of the shares of Common Stock (including shares of Common Stock underlying Existing Options) they owned immediately after the Closing, then the Voting Trust shall no longer be entitled to designate one of its two remaining Voting Trust Directors. If the Management Stockholders beneficially own a number of shares of Common Stock (including shares of Common Stock underlying Existing Options) that is less than 10% of the shares of Common Stock (including shares of Common Stock underlying Existing Options) they owned immediately after the Closing, then the Voting Trust shall no longer be entitled to designate its remaining Voting Trust Director to the Board and the provisions of this Section 3 shall immediately terminate.

                  (d) Special Board Vote Required for Certain Actions. Except upon the occurrence and during the continuance of a Control Event (during which time all of the following matters shall be subject to the approval of a majority of the members of the Board), a Special Board Vote shall be required for the Board to approve and authorize any of the following:

                           (i) for the Company or any of its Subsidiaries to make any material change in the Company's or any of its Subsidiaries' line of business as of the Closing or enter into any new line of business;

                           (ii) for the Company or any of its Subsidiaries to incur any indebtedness for borrowed money other than amounts which are permitted by or are borrowed pursuant to the Credit Agreement; provided, however, that a Special Board Vote shall not be required with respect to the incurrence of indebtedness for borrowed money to make payments pursuant to the Common Put or the Call or a mandatory redemption of the Preferred Stock, (x) if Acquisition Company does not own any Equity Interests of the Company immediately after the incurrence of such indebtedness or (y) if and as long as (A) the financial covenants of such indebtedness are no more restrictive than the financial covenants contained in the Credit Agreement, (B) the terms for amortization of principal and payment of interest of such indebtedness are no more onerous than such terms in the Credit Agreement, (C) the other terms of such indebtedness in the aggregate are no less favorable to the Company than the terms set forth in the Credit Agreement and (D) the Company's pro forma ratio of Total Net

         Debt to EBITDA immediately following such incurrence would not be greater than the Company's ratio of Total Net Debt to EBITDA at Closing;

                           (iii) to amend or modify any material provision of the Credit Agreement (for this purpose, any modification to a financial covenant or payment obligation shall be deemed material to the Credit Agreement) or seek and obtain any material waiver or consent required thereunder; provided, however, that a Special Board Vote shall not be required with respect to any such amendment, modification, waiver or consent necessary to make payments pursuant to the Common Put or the Call or a mandatory redemption of the Preferred Stock, (A) if Acquisition Company does not own any Equity Interests of the Company immediately after such amendment, modification, waiver or consent or
         (B) if and as long as any such amendments or modifications comply with the provisions set forth in Section 3(d)(ii)(y)(A)- (D);

                           (iv) to adopt any stock option, restricted stock or other equity-based compensation plan other than the Management Option Plans (such other plans, together with the Management Option Plans, shall hereafter be referred to as the "Option Plans"), amend, modify or waive any of the terms of any Option Plan or the terms of any option awarded to any of the Top Executives under any Option Plans, or grant any award under any Option Plans to the Top Executives;

                           (v) to approve any amendment or change to any of the terms of any employment arrangements of the Top Executives in effect immediately before the Closing (the "Existing Employment Arrangements") (other than an amendment or change that increases the compensation or other economic benefit of such Top Executive in an amount not greater than $5,000 in any calendar year), the termination of any Existing Employment Arrangements or the terms of any employment arrangements of any of the Top Executives after the Closing or increase the compensation (including salary, bonus or fringe benefits) paid to any of the Top Executives, other than annual salary increases required under the Existing Employment Arrangements or annual salary increases that are not more than 6% of the immediately preceding annual salary and are consistent with past practice;

                           (vi) to sell, assign, transfer, convey or otherwise dispose of any assets, securities (other than the Warrants, Existing Options, options issued under the New Option Plan and the Common Stock underlying the foregoing) or businesses (other than disposition of inventory, receivables or other working capital in the ordinary course of business) unless the sale price of all such dispositions in any calendar year is less than $7,500,000 in the aggregate;

                           (vii) to make any acquisition requiring payments in an amount, when coupled with any and all debt and other liabilities (whether contingent or otherwise, to the extent quantifiable) assumed in such acquisition, exceeding $7,500,000 in the aggregate in any calendar year;

                           (viii) to terminate or replace any of the Top Executives;

                           (ix) to adopt or modify (in any material manner) or intentionally materially deviate from the Annual Operating Plan;

                           (x) to enter into transactions with any Affiliate of the Company (including Acquisition Company or its Affiliates or any individual who is an Acquisition Company Director or a Voting Trust Director or any of the Top Executives), provided that this clause (x) shall not apply to transactions among and between the Company and its Wholly Owned Subsidiaries, the Common Put, the Call, the JG Put, grants or exercises of options issued under the Option Plans, the repurchase of certain shares of Common Stock by the Company on the terms set forth in the Management Subscription Term Sheet attached hereto as Schedule IV (other than the exercise of a call with respect to shares of Common Stock held by a Top Executive), the repurchase by the Company of certain New Options and shares of Common Stock issued upon the exercise thereof on the terms set forth in the Terms of New Management Option Plan attached hereto as Schedule V, the exercise of the Warrants, the payment of transaction fees and management fees to Acquisition Company or any of its Affiliates pursuant to agreements in effect as of the Closing, redemptions of the Preferred Stock, extensions of full-recourse loans to the employees of the Company or a Wholly Owned Subsidiary not exceeding $350,000 principal amount in the aggregate the sole purpose of which is to enable such employees to pay their respective tax liabilities in connection with the transactions contemplated by the Merger Agreement, and compensation, benefits and severance payments to employees of the Company and its Subsidiaries;

                           (xi) to change the size or composition of the Board or any committee of the Board, create any new committee of the Board or change the functions or procedures relating to any such committee;

                           (xii) to take any action specified in Section 11(a)-(f) without a Majority Vote; or

                           (xiii) to establish or acquire any Subsidiaries, other than any Wholly Owned Subsidiary and other than the acquisition of an interest in a Subsidiary that would otherwise be permitted pursuant to clause (vii) above.

                  (e) Additional Directors.

                           (i) So long as Acquisition Company owns at least the
Preferred Minimum Threshold and the Acquisition Company Second Minimum Share Amount, upon the occurrence of a Control Event, each of the Stockholders (other than the Foundation) shall vote all of its Stockholder Shares and any other voting securities of the Company over which such Stockholder has voting control and shall take all other necessary or desirable actions within its control (whether in the capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that the Acquisition Company Directors shall comprise a majority of the Board and Acquisition Company shall become the voting trustee of the Voting Trust, pursuant to Section 7(e) of the Voting Trust Agreement with the right to vote all of the Common Stock held by the Voting Trust.


                           (ii) A "Control Event" means:

                                    (A) on a latest twelve month basis at the
         end of any two consecutive quarters or at the end of three of any five consecutive quarters, the ratio of total Invested Capital in the Company (consisting of Total Net Debt, the Redemption Price of the Preferred Stock and all paid-in capital with respect to the Common Stock ("Invested Capital")) at the end of such period to EBITDA for such period is greater than 7.0 to 1.0;

                                    (B) there is a default on the payment of or
         an acceleration of interest or principal on any indebtedness of the Company or any of its Subsidiaries for borrowed money where the aggregate principal amount of such indebtedness is in excess of $10 million;

                                    (C) the Company fails to satisfy its
         obligations (regardless of whether any contractual or other restrictions apply or whether funds are legally available therefor) with respect to (1) the Acquisition Company Common Put, or (2) the Call, or (3) the mandatory redemption, pursuant to the Certificate of Incorporation, of any shares of Preferred Stock held by Acquisition Company;

                                    (D) the Company has engaged in any material
         unlawful act that has the effect of causing material injury to the Company or its relationships with its customers, suppliers or employees; provided, however, that, for purposes of this Section 3(e)(ii)(D), such Control Event shall be deemed not to have occurred if
         (1) an Acquisition Company Director voted in favor of such act at a meeting of the Board or a board of directors of a Subsidiary or any committee of the Board or such Subsidiary and such Acquisition Company Director was fully apprised of the relevant facts relating to the authorization of such act or (2) such material act is unlawful solely due to a strict liability statute or law (e.g., environmental) and such unlawful act was not the result of gross negligence;

                                    (E) the Company has taken any action in
         contravention of the Special Board Vote requirements as set forth in
         Section 3(d) or the Majority Vote requirement set forth in Section 11;
         or

                                    (F) if any two of James S. Gleason, David J.
         Burns and John J. Perrotti (together, "Key Persons") no longer actively serve the Company as the Chairman or Chief Executive Officer, President and Chief Operating Officer and Vice President-Finance, respectively; provided, however, that, for purposes of giving effect to this Section 3(e)(ii)(F) only, before determining the existence of a Control Event, if, within one year of the departure of any of the Key Persons, (1) any other individual is selected to replace any of the Key Persons (a "Replacement"), and (2) such Replacement is acceptable to Acquisition Company in its sole discretion, then a Control Event shall be deemed not to have occurred.

                           (iii) A Control Event shall commence upon the delivery by Acquisition Company to the Company and the Foundation of written notice, within six (6) months of the date Acquisition Company actually became aware of such Control Event, specifying the Control Event. No Control Event shall occur unless Acquisition Company notifies the Company and the Foundation in writing within six (6) months of the date Acquisition Company actually became aware of such Control Event.

                           (iv) Any Control Event described in Section
         3(e)(ii)(A) or 3(e)(ii)(B) shall cease to exist ("Cured") at such time as the Company has for two consecutive quarters on a last twelve months basis at the end of each such quarter, earned the greater of (x) $35 million of EBITDA and (y) EBITDA which produces a ratio of Invested Capital in the Company to EBITDA of less than or equal to 6.0 to 1.0.

                           (v) When a Control Event described in Section 3(e)(ii)(A) and 3(e)(ii)(B) has been Cured and so long as no other Control Event has occurred and is continuing, (A) the right to vote the Common Stock under the Voting Trust shall revert to the voting trustees under the Voting Trust pursuant to Section 7(e) of the Voting Trust Agreement, (B) the number of members of the Board shall be decreased to the number of members of the Board immediately prior to such Control Event and (C) the Board shall be comprised of the members of the Board immediately prior to such Control Event. Each of the Stockholders (other than the Foundation) shall vote all of its Stockholder Shares and any other voting securities of the Company over which such Stockholder has voting control and shall take all other necessary or desirable actions within its control (whether in the capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings), in order to effectuate the provisions of this Section 3(e)(v).

                           (vi) If any Management Stockholder has committed an act that would constitute Cause and is not promptly terminated by the Company after it becomes aware of such an act, a Control Event shall be deemed to have occurred and be continuing until such Management Stockholder has been terminated; provided, however, that Acquisition Company shall become voting trustee of the Voting Trust upon the occurrence of such a Control Event only if and only for so long as reasonably necessary to cause, and only for the purpose of causing, the termination of such Management Stockholder.

                  (f) Management Agreement. Acquisition Company and the Voting Trust (pursuant to Section 8(b) of the Voting Trust Agreement) each shall vote all of its Stockholder Shares and any other voting securities of the Company over which such Stockholder has voting control and shall take all other necessary or desirable actions within its control (whether in the capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that immediately after the Closing the Company enters into a management agreement with Vestar Capital Partners in the form attached hereto as Schedule VI.

                  Section 4. Restrictions on Transfer of Stockholder Shares.

                  (a) Common Stock and Warrants.

                           (i) Prior to the third anniversary of the date
hereof, a Management Stockholder may Transfer Common Stock only (A) if such Management Stockholder is exercising a Tag-along Right or a Warrant Tag-along Right in connection with a Transfer initiated by Acquisition Company or, if such Management Stockholder is not a Disqualified Person and if Acquisition Company exercises its Tag-along Rights or a Warrant Tag-along Right in connection with a Transfer solely initiated by the Foundation, or (B) pursuant to a Permitted Transfer.

                           (ii) On or after the third anniversary of the date
hereof, a Management Stockholder may Transfer Common Stock (A) to a Permitted Transferee or in connection with a Tag- along Right or Warrant Tag-along Right, or (B) if and to the extent such Transfer and all previous Transfers (other than Transfers described in clause (A)) in the aggregate equals an amount which is not greater than 25% of (1) the shares of Common Stock (including Common Stock underlying Existing Options) held by such Stockholder immediately after the Closing and (2) the shares of Common Stock acquired by such Stockholder after the Closing. Any Transfer permitted by this Section 4(a)(ii) (other than a Transfer to a Permitted Transferee) shall be subject to a Tag-along Right and the provisions of Section 6.

                           (iii) At any time after the Closing, each of
Acquisition Company and the Foundation may Transfer its Common Stock or Warrants, and any such Transfer (unless it is to a Permitted Transferee or made pursuant to a Tag-along Right or a Warrant Tag-along Right, as the case may be, or, in the case of the Foundation, pursuant to a Special Foundation Transfer or a Special Foundation Transfer Without Consideration) shall be subject only to a Tag-along Right or a Warrant Tag-along Right, as the case may be, and the provisions of Section 5.

                  (b) Preferred Stock. Subject to Section 7(b), at any time after the Closing, each of Acquisition Company and the Foundation may Transfer its Preferred Stock.

                  (c) Transferee's Rights. No transferee of Stockholder Shares, Preferred Stock or Warrants who is not a Permitted Transferee or who acquires such Securities in a transaction pursuant to the exercise of a Tag-along Right, Warrant Tag-along Right, the Common Put, the Call, a Call Option or the Put Option, shall be entitled to any rights hereunder except for Tag-along Rights and the registration rights provided by Section 15(b) and no such transferee shall have any obligations hereunder except the obligations set forth in Section 14 with respect to such Transferred Securities. Notwithstanding the foregoing, no transferee of Stockholder Shares, Preferred Stock or Warrants in a Public Sale or pursuant to a Board Approved Sale will have any rights or obligations hereunder.

                  Section 5. Right of First Offer.

                  (a) First Offer Right. If, at any time after the Closing, Acquisition Company or the Foundation (each a "Selling Holder") proposes to Transfer shares of Common Stock or Warrants to any Person other than the Company or a Wholly Owned Subsidiary (other than to a Permitted Transferee, or pursuant to the Common Put, the Call, a Tag-along Right, a Warrant Tag-along Right or a Special Foundation Transfer Without Consideration), then such Selling Holder will, not fewer than forty-five (45) days prior to making such Transfer, give notice (the "Transfer Notice") to the Company (and the Company shall promptly provide notice to the other Stockholders) specifying (i) the number of shares of Common Stock or Warrants proposed to be Transferred (the "Offered Securities"), and (ii) the price (the "Offered Price") and the other terms and conditions upon which such Selling Holder proposes to Transfer such Offered Securities. After receipt of a Transfer Notice by the other Stockholders, the Selling Holder shall in a timely manner provide any other Stockholder with any written information regarding the proposed Transfer as reasonably requested by such Stockholder. Notwithstanding the foregoing, no Disqualified Person shall have any rights, other than the right to receive a Transfer Notice, under this
Section 5 with respect to a Transfer initiated solely by the Foundation.

                  (b) Irrevocable Offer. The Transfer Notice will constitute an irrevocable offer (for the time periods set forth in Section 5(c) and Section 5(d)) to Transfer the Offered Securities to the Company and the other Stockholders at the Offered Price and on the terms specified in the Transfer Notice (the "Offer to Sell").

                  (c) Company Exercise Period. The Company will have fifteen
(15) days after its receipt of the Transfer Notice (the "Company Exercise Period") during which to notify the Selling Holder and the other Stockholders in writing of its election to purchase all or any portion of the Offered Securities (an "Acceptance Notice").

                  (d) Stockholder Exercise Period. If the Company has not elected to purchase all of the Offered Securities, then each other Stockholder will have thirty (30) days after receipt of the Transfer Notice (the "Stockholder Exercise Period") during which to notify the Selling Holder and the Company in writing (such written notice, also an "Acceptance Notice") of its irrevocable election to purchase all or any portion of the Offered Securities not specified in the Acceptance Notice (such shares, the "Reoffered Securities"). Any Stockholder who delivers an Acceptance Notice shall be referred to herein as a "Purchasing Stockholder." If more than one Purchasing Stockholder elects to purchase the Reoffered Securities, then the Reoffered Securities shall be sold to the Purchasing Stockholders pro rata based upon the number of shares of Common Stock then owned by such Purchasing Stockholders (taking into account shares of Common Stock underlying the Warrants and Existing Options) or in such other manner as the Purchasing Stockholders may mutually agree.

                  (e) The Closing. Upon the delivery of the Acceptance Notice(s), the Company or the Purchasing Stockholders, as the case may be, and the Selling Holder shall be firmly bound to consummate the purchase and sale of the applicable Offered Securities in accordance with the Transfer Notice, the Acceptance Notice(s) and the terms hereof. Subject to the provisions hereof, within sixty (60) days after the Selling Holder's delivery of the last Transfer Notice, the Company or the Purchasing Stockholders, as the case may be, shall purchase and the Selling Holder shall sell the applicable Offered Securities at a mutually agreeable time and place (the "Offered Securities Closing").

                  (f) Delivery Against Payment. At the Offered Securities Closing, the Selling Holder shall deliver to the Company or the Purchasing Stockholders, as the case may be, certificates representing the Offered Securities, free and clear of any liens or encumbrances and duly endorsed in blank or accompanied by duly executed forms of assignment, to be purchased by the Company or the Purchasing Stockholders, as the case may be, and the Company or the Purchasing Stockholders, as the case may be, shall pay to the Selling Holder the purchase price of such Offered Securities by cashier's or certified check or by wire transfer of immediately available funds to an account designated by each such Selling Holder.

                  (g) No Closing. If neither the Company nor the other Stockholders elects to purchase all of the Offered Securities in accordance with Sections 5(c) and 5(d), then the Selling Holder may Transfer all of the Offered Securities, at a price which is not less than the Offered Price specified in the Transfer Notice and on other terms and conditions which are not materially more favorable in the aggregate to any transferee thereof than those specified in the Transfer Notice, to any Person, but only to the extent that such Transfer occurs within one-hundred and twenty (120) days after expiration of the Stockholder Exercise Period. Any Stockholder Shares not Transferred within such 120-day period will be subject to the provisions of this Section 5 upon subsequent Transfer.

                  Section 6. Right of First Refusal.

                  (a) Right of First Refusal. Subject to Section 4(a)(i) hereof:

                           (i) First Refusal Right. If, at any time after the
third anniversary of the date hereof, any of the Management Stockholders (each a "Transferring Holder") proposes to Transfer shares of Common Stock to any Person other than the Company or a Wholly Owned Subsidiary pursuant to a bona fide third-party offer (other than pursuant to a Permitted Transfer, a Tag-along Right or a Warrant Tag-along Right), then such Transferring Holder will, not fewer than forty-five (45) days prior to making such Transfer, give notice (the "First Refusal Right Notice") to the Company (and the Company shall promptly provide notice to the Other Stockholders) specifying (A) the number of shares of Common Stock to be Transferred (the "Offered Stock"), (B) the price (the "Price") and the other terms and conditions upon which such Transferring Holder proposes to Transfer such Offered Stock, and (C) with specificity, the proposed transferee(s). After receipt of a First Refusal Right Notice by the other Stockholders, the Transferring Holder shall in a timely manner provide any other Stockholder with any written information regarding the proposed Transfer as reasonably requested by such Stockholder.

                           (ii) Irrevocable Offer. The First Refusal Right
Notice will constitute an irrevocable offer (for the time periods set forth in Section 6(a)(iii) and Section 6(a)(iv)) to Transfer all of the Offered Stock to the Company and the other Stockholders at the Price and on the terms specified in the First Refusal Right Notice (the "Offer for Sale"), except that if the proposed Transfer is to be wholly or partly for consideration other than cash, then the Offer for Sale will constitute an offer to Transfer the Offered Stock to the Company and the other Stockholders for a cash purchase price equal to the amount of cash (if any) specified in the First Refusal Right Notice, plus the Fair Market Value at the date of the First Refusal Right Notice of such non-cash consideration.

                           (iii) Company Exercise Period. The Company will have
fifteen (15) days after its receipt of the First Refusal Right Notice (the "Company Refusal Exercise Period") during which to notify the Transferring Holder and the other Stockholders in writing of its election to purchase all or any portion of the Offered Stock (a "Notice of Acceptance").

                           (iv) Stockholder Exercise Period. If the Company has
not elected to purchase all of the Offered Stock during the Company Refusal Exercise Period, then each other Stockholder will have thirty (30) days after receipt of the First Refusal Right Notice (the "Stockholder Refusal Exercise Period") during which to notify the Transferring Holder and the Company in writing (such written notice, also a "Notice of Acceptance") of its election to purchase all or any portion of the Offered Stock (such shares, the "Reoffered Stock"). Any Stockholder who delivers a Notice of Acceptance shall be referred to herein as a "Purchaser Stockholder." If more than one Purchaser Stockholder elects to purchase the Reoffered Stock, then the Reoffered Stock shall be sold to the Purchaser Stockholders pro rata based upon the number of shares of Common Stock then owned by such Purchaser Stockholders (taking into account shares of Common Stock underlying the Warrants and Existing Options) or in such other manner as the Purchaser Stockholders may agree.

                           (v) The Closing. Upon the delivery of the Notice of
Acceptance, the Company or the Purchaser Stockholders, as the case may be, and the Transferring Holder shall be firmly bound to consummate the purchase and sale of the applicable Offered Stock in accordance with the First Refusal Transfer Notice, the Notice of Acceptance and the terms hereof. Subject to the provisions hereof, within forty-five (45) days after the Transferring Holder's receipt of the last Acceptance Notice, the Company or the Purchaser Stockholders, as the case may be, shall purchase and the Transferring Holder shall sell the applicable Offered Stock at a mutually agreeable time and place (the "Offered Stock Closing").

                           (vi) Delivery Against Payment. At the Offered Stock
Closing, the Transferring Holder shall deliver to the Company or the Purchaser Stockholders, as the case may be, certificates representing the Offered Stock, free and clear of any liens or encumbrances and duly endorsed in blank or accompanied by duly executed forms of assignment, to be purchased by the Company or the Purchaser Stockholders, as the case may be, and the Company or the Purchaser Stockholders, as the case may be, shall pay to the Transferring Holder the purchase price for such Offered Stock by cashier's or certified check or by wire transfer of immediately available funds to an account designated by each such Transferring Holder.

                           (vii) No Closing. If neither the Company nor the
other Stockholders elects to purchase all of the Offered Stock in accordance with Sections 6(a)(iii) and 6(a)(iv) then the Transferring Holder may Transfer all of the Offered Stock, at a price which is not less than the price specified in the First Refusal Transfer Notice and on other terms and conditions which are not materially more favorable in the aggregate to any transferee thereof than those specified in the First Refusal Transfer Notice, to any Person specified in the applicable First Refusal Transfer Notice, but only to the extent that such Transfer occurs within one-hundred and twenty (120) days after expiration of the Stockholder Refusal Exercise Period. Any Stockholder Shares not Transferred within such 120-day period will be subject to the provisions of this Section 6 upon subsequent Transfer.

                  Section 7. Tag-Along Rights.

                  (a) Common Stock. Notwithstanding the other restrictions on transfer contained in this Agreement, at least forty five (45) days prior to any Transfer (other than pursuant to the Common Put, the JG Put, the Call, a Permitted Transfer, a Special

Foundation Transfer, a Special Foundation Transfer Without Consideration , a Transfer of less than one thousand (1,000) shares or a Transfer pursuant to Sections 5 or 6 hereof) to any Person (other than the Company or a Wholly Owned Subsidiary) of Common Stock by a Stockholder (the "Transferring Stockholder"), the Transferring Stockholder shall deliver a written notice (the "Sale Notice") to the Company (and the Company shall promptly deliver the Sale Notice to each of the other Stockholders), specifying in reasonable detail the number of shares of Common Stock to be Transferred, the proposed terms, and conditions of the proposed Transfer and the identity of the prospective transferee(s) (which notice may be the same notice and given at the same time as the Transfer Notice under Section 5(a), where applicable). Upon receipt of the Sale Notice from the Company, each of the other Stockholders (the "Tag-along Stockholders") shall have a right (a "Tag-along Right") to participate in the contemplated Transfer by delivering written notice (the "Tag-along Notice"), specifying the number of shares of Common Stock to be Transferred, to the Transferring Stockholder and the Company within 30 days after receipt by the Stockholders of the Sale Notice. If any Tag-along Stockholder has elected to participate in such Transfer, the Transferring Stockholder and each such electing Tag- along Stockholder shall be entitled to sell in the contemplated Transfer, at the same price per share and on the same terms, a number of shares of Common Stock equal to the product of
(i) the percentage of Common Stock held by such Person (taking into account shares of Common Stock underlying the Warrants and Existing Options) and (ii) the number of shares of Common Stock to be sold in the contemplated Transfer. The Transferring Stockholder shall use commercially reasonable efforts to obtain the agreement of the prospective transferee(s) to the participation of the Tag-along Stockholders in the contemplated Transfer, and no Transferring Stockholder shall Transfer any shares of Common Stock to any prospective transferee(s) if such transferee(s) refuses to allow the full participation of the Tag-along Stockholders as set forth herein. Notwithstanding the foregoing, if Acquisition Company does not exercise its Tag-along Right with respect to a Sale Notice given by the Foundation, no other Stockholder shall have a Tag-along Right with respect thereto; and no Disqualified Person shall have a Tag-along Right with respect to a Sale Notice initiated solely by the Foundation, but each Disqualified Person shall have the right to receive such Sale Notice.

                  (b) Preferred Stock. At least forty five (45) days prior to any Transfer of Preferred Stock by any Stockholder (each a "Preferred Transferor") to any Person other than the Company or a Wholly Owned Subsidiary (other than pursuant to redemptions of Preferred Stock pursuant to the Certificate of Incorporation of the Company, a Permitted Transfer, a Special Foundation Transfer, a Special Foundation Transfer Without Consideration, a Public Sale or the Call), the Preferred Transferor shall deliver a written notice (the "Preferred Sale Notice") to the Company (and the Company shall promptly deliver the Preferred Sale Notice to the other holders of Preferred Stock), specifying in reasonable detail the number of shares of Preferred Stock to be Transferred, the proposed terms, and conditions of the proposed Transfer and the identity of the prospective transferee(s). Upon receipt of the Preferred Sale Notice, each of the other holders of Preferred Stock (the "Tag-along Preferred Stockholders") shall have a right (a "Preferred Tag-along Right") to participate in the contemplated Transfer by delivering written notice (the "Preferred Tag- along Notice") to the Preferred Transferor and the Company within 30 days after receipt by the Tag- along Preferred Stockholders of the Preferred Sale Notice. If any Tag-along Preferred Stockholder has elected to participate in such Transfer, the Preferred Transferor and each such electing Tag-along Preferred Stockholder shall be entitled to sell in the contemplated Transfer, at the same price per share and on the same terms, a number of shares of Preferred Stock equal to the product of (i) the percentage of Preferred Stock held by such Person and (ii) the number of shares of Preferred Stock to be sold in the contemplated Transfer. The Preferred Transferor shall use commercially reasonable efforts to obtain the agreement of the prospective transferee(s) to the participation of the Tag-along Preferred Stockholders in the contemplated Transfer, and no Preferred Transferor shall Transfer any shares of Preferred Stock to any prospective transferee(s) if such transferee(s) refuses to allow the full participation of the Tag-along Preferred Stockholders as set forth herein.

                  (c) Warrants.

                           (i) At least forty five (45) days prior to any
Transfer of Warrants by Acquisition Company or the Foundation (each a "Warrant Transferor") to any Person other than the Company or a Wholly Owned Subsidiary (other than pursuant to a Permitted Transfer), the Warrant Transferor shall deliver a written notice (the "Warrant Sale Notice") to the Company (and the Company shall deliver the Warrant Sale Notice to the other holders of Warrants and other Stockholders), specifying in reasonable detail the number of shares of Warrants to be Transferred, the proposed terms and conditions of the proposed Transfer and the identity of the prospective transferee(s). Upon receipt of the Warrant Sale Notice, each of the other holders of Warrants and, in the manner provided in Section 7(c)(ii) below, each Management Stockholder (the "Tag-along Warrant Holders") shall have a right (a "Warrant Tag-along Right") to participate in the contemplated Transfer by delivering written notice (the "Warrant Tag-along Notice") to the Warrant Transferor and the Company within 30 days after receipt by the Tag-along Warrant Holders of the Warrant Sale Notice. If any Tag-along Warrant Holder has elected to participate in such Transfer, the Warrant Transferor and each such electing Tag-along Warrant Holder shall be entitled to sell in the contemplated Transfer, at the same price per Warrant and on the same terms, a number of Warrants equal to the product of (A) the percentage of outstanding Warrants held by such Person and (B) the number of Warrants to be sold in the contemplated Transfer. The Warrant Transferor shall use commercially reasonable efforts to obtain the agreement of the prospective transferee(s) to the participation of the Tag-along Warrant Holders in the contemplated Transfer, and no Warrant Transferor shall Transfer any Warrants to any prospective transferee(s) if such transferee(s) refuses to allow the full participation of the Tag-along Warrant Holders as set forth herein. Notwithstanding the foregoing, if Acquisition Company does not exercise its Warrant Tag-along Right with respect to a Warrant Sale Notice given by the Foundation, no Management Stockholder shall have a Warrant Tag-along Right with respect thereto.

                           (ii) Each Management Stockholder shall have a right
to participate in the Warrant Tag-along Right by delivering written notice (the "Management Warrant Tag-along Notice") to the Warrant Transferor and the Company within 30 days after receipt of the Warrant Sale Notice. In order to allow the Management Stockholders to participate in a Transfer of Warrants pursuant to
Section 7(c)(i) above, each Management Stockholder shall have the right to write and sell, at the same price that the Warrants are being transferred as set forth in the Warrant Sale Notice, a call entitling the purchaser to purchase shares of Common Stock then owned by such Management Stockholder. Each such call (a "Tag-along Call") shall have the same exercise price and other terms and conditions as the Warrants, except that the Tag-along Call shall expire five years from the date of issuance of the Tag-along Call or such later date as determined by the affirmative vote of the holders of a majority of the Warrants. Each Management Stockholder's Warrant Tag-along Notice shall specify the number of Tag-along Calls such Management Stockholder intends to write and sell, which shall not exceed the number of shares of Common Stock then owned by such Management Stockholder. All Tag-along Calls specified in all Management Stockholders' Warrant Tag-along

Notices shall be deemed to be outstanding Warrants for purposes of Section 7(c)(i) above. Each Management Stockholder writing and selling Tag-along Calls pursuant to this Section 7(c) shall, at the closing of such sale, deposit with the Company, as escrow agent, stock certificates (or voting trust certificates) representing the number of shares of Common Stock underlying such Tag-along Calls. Upon such deposit, the Company shall assume the obligations of the writer of the Tag-along Call to the holder thereof. As escrow agent, the Company shall:
(A) upon exercise of a Tag-along Call, deliver the certificates representing the shares deliverable upon such exercise to the holder of such Tag-along Call, receive payment from the holder of the exercise price payable upon such exercise, and remit such payment to the Management Stockholder who wrote and sold such Tag- along Call; and (B) upon expiration of an unexercised Tag-along Call, redeliver the certificates representing the shares underlying such Tag-along Call which were not purchased on exercise thereof to the Management Stockholder who wrote and sold such Tag-along Call. Notwithstanding the foregoing, no Disqualified Person shall have a Warrant Tag-along Right with respect to a Warrant Sale Notice initiated solely by the Foundation, but each Disqualified Person shall have the right to receive such Warrant Sale Notice.

                  (d) Allocation of Purchase Price. For purposes of determining the consideration payable to a Stockholder exercising a Tag-along Right, a Preferred Tag-along Right or a Warrant Tag-along Right, if (i) any Stockholder Shares are to be Transferred together with any shares of Preferred Stock or Warrants, (ii) any shares of Preferred Stock are to be Transferred together with any Stockholder Shares or Warrants or (iii) any Warrants are to be Transferred together with any shares of Preferred Stock or Stockholder Shares, the purchase price, if any, for such combination of Securities shall be allocated as provided in the agreement between the Transferring Stockholder, the Preferred Transferor or the Warrant Transferor (as the case may be) and the prospective transferee; provided, however, that the portion of the purchase price allocated to shares of Preferred Stock shall not exceed the aggregate Redemption Price of such shares of Preferred Stock.

                  (e) Termination. This Section 7 shall immediately terminate upon the consummation of a Qualified IPO.

                  Section 8. Common Put.

                  (a) Common Put.

                           (i) Acquisition Company shall have the right to
require the Company to purchase at Fair Market Value Common Stock and/or Warrants representing up to 50% on or after the sixth anniversary of the date hereof and up to 100% on or after the seventh anniversary of the date hereof of the number of shares of Common Stock and Warrants (based on the number of underlying shares) owned by Acquisition Company immediately after the Closing (the "Acquisition Company Common Put"), by delivering a written notice to the Company, the Foundation and James S. Gleason specifying the number of shares of Common Stock and/or Warrants to be purchased (the "Acquisition Company Put Notice"). The number of shares of Common Stock and/or Warrants specified in an Acquisition Company Put Notice, expressed as a percentage of the number of shares of Common Stock and Warrants (based on the underlying shares) owned by Acquisition Company immediately after the Closing, is referred to herein as the "Applicable Percentage."

                           (ii) Upon receipt of an Acquisition Common Put
Notice, the Foundation and James S. Gleason each shall have the right to require the Company to purchase at Fair Market Value Common Stock and/or Warrants (in the case of the Foundation) and Common Stock and/or Existing Options (in the case of James S. Gleason) representing no more than the Applicable Percentage of the number of shares of Common Stock and Warrants (based on the number of underlying shares) (in the case of the Foundation) and of Common Stock and Existing Options (based on the number of underlying shares) (in the case of James S. Gleason) owned by it or him immediately after the Closing (the "Stockholder Put" and, together with the Acquisition Company Common Put, the "Common Put"), by delivery of written notice to the Company and Acquisition Company within forty-five (45) days of receipt of such Acquisition Company Put Notice specifying the number of shares of Common Stock and/or Warrants (in the case of the Foundation) and the number of shares of Common Stock and/or Existing Options (in the case of James S. Gleason) to be purchased (the "Stockholder Put Notice").

                           (iii) In each case, the number of shares of Common
Stock and/or Warrants that Acquisition Company or the Foundation has the right to require the Company to purchase pursuant to this Section 8(a), and the number of shares of Common Stock and/or Existing Options that James S. Gleason has the right to require the Company to purchase pursuant to this Section 8(a), shall be reduced by the number of shares of Common Stock and Warrants (in the case of Acquisition Company and the Foundation) and of Common Stock and Existing Options (in the case of James S. Gleason) previously transferred by it or him (including pursuant to this Section 8(a)), except to Permitted Transferees and except pursuant to a Special Foundation Transfer Without Consideration.

                  (b) Closing. Subject to the provisions of this Section 8, within one-hundred and eighty (180) days after receipt of the Acquisition Company Put Notice, the Company shall purchase, and Acquisition Company, the Foundation and James S. Gleason, as the case may be, shall sell, the number of the shares of Common Stock, Warrants, and Existing Options specified in the Acquisition Company Put Notice and the Stockholder Put Notice, as the case may be, at a time and place determined by Acquisition Company (the "Put Closing").

                  (c) Acquisition Company Control. If Acquisition Company has delivered the Acquisition Company Put Notice and if the Foundation or James S. Gleason has delivered the Stockholder Put Notice but the Company cannot satisfy all of its obligations under this Section 8, then Acquisition Company shall be entitled to determine whether there shall be a Put Closing and if so, the terms and conditions thereof; provided, however, that if there is a Put Closing for less than the total number of shares of Common Stock, Warrants and Existing Options specified in the Acquisition Company Put Notice and Stockholder Put Notice (the "Put Shares"), then the Put Shares shall be repurchased by the Company pro rata based on the number of shares of Common Stock (including shares of Common Stock issuable upon exercise of the Warrants and Existing Options) held by each such Stockholder. Furthermore, if (i) Acquisition Company provides written notice to the Company objecting to the determination of Fair Market Value by the Appraiser within 20 days after receipt of written notice of such determination or (ii) a Control Event occurs and is continuing prior to the Put Closing, then the Acquisition Company Put Notice shall be deemed withdrawn for all purposes (the "Withdrawn Put"). The withdrawal of the Acquisition Company Put Notice shall automatically cause the withdrawal of the Stockholder Put Notice, and the Foundation and James S. Gleason shall have no further right to participate in such Common Put except as otherwise provided in Section 9(b). In the event of a Withdrawn Put pursuant to clause (i) immediately above,

Acquisition Company shall pay all of the costs and expenses of the Appraiser and will not be permitted to exercise the Acquisition Company Common Put during the six-month period immediately following the Notice of Withdrawal.

                  (d) Delivery Against Payment. At the Put Closing, Acquisition Company, the Foundation and James S. Gleason, as the case may be, shall deliver to the Company certificates and other instruments representing the Put Shares to be repurchased by the Company free and clear of all liens and encumbrances and duly endorsed in blank or accompanied by duly executed forms of assignment, and the Company shall pay to Acquisition Company, the Foundation and James S. Gleason, as the case may be, the purchase price thereof by cashier's or certified check or by wire transfer of immediately available funds to an account designated by each such Stockholder; provided that the Company may satisfy its obligations with respect to the Common Put by causing another Person to purchase the shares of Common Stock specified in each of the Acquisition Company Put Notice and Stockholder Put Notice (the "Third-party Purchase"); and, further provided, that (i) the purchase price of any Third-party Purchase is equal to the Fair Market Value, (ii) the third-party purchaser is afforded only the rights hereunder that would be afforded to a Person who is not a Permitted Transferee of Acquisition Company, the Foundation or James S. Gleason, as the case may be, (iii) Acquisition Company, the Foundation and James S. Gleason, as the case may be, shall not be required to give any representations or indemnities in connection therewith, other than those relating to the ownership of such shares of Common Stock and the absence of any liens, etc., thereon and
(iv) the Company shall agree to indemnify Acquisition Company, the Foundation and James S. Gleason, as the case may be, against any and all claims of any kind or nature made by such third- party purchaser in connection with the Transfer to such third-party purchaser.

                  (e) Fair Market Value.  "Fair Market Value" means:

                           (i) with respect to the Securities and Existing
Options subject to the Common Put, the JG Put and the Call (the "Valued Securities"), the proportional value of such Valued Securities (less the exercise price in the case of Warrants and Existing Options) to the fair market value of all of the Company's outstanding Common Stock on a fully-diluted basis (other than Common Stock underlying unvested options and the Preferred Stock), determined on a going- concern basis as between a willing buyer and a willing seller (deemed, to the extent reasonable in the circumstances, to have been brought together through an orderly auction process) and taking into account all relevant factors determinative of value, including the proceeds payable upon the exercise of all options, warrants and convertible securities (other than unvested options and the Preferred Stock) and any deductions available as a result of such exercise; provided, however, that no discount shall be applied because of illiquidity of the Valued Securities, because the Valued Securities are held by a holder of less than 50% of the voting stock of the Company, because the Valued Securities are subject to transfer restrictions or because the Warrants are not immediately exercisable into Common Stock or because Existing Options are exercisable for non-voting securities of the Company. Fair Market Value shall be determined by mutual agreement of the Company and the holders of a majority of the Valued Securities (based on Common Stock and Common Stock underlying securities convertible into Common Stock) (the "Majority Holders") within ten (10) days of receipt of the Acquisition Company Put Notice, the Stockholder Put Notice or the JG Put Notice, as applicable (the "Ten-day Period"). If the Company and the Majority Holders are unable to agree on determination of Fair Market Value prior to the last day of the Ten-day Period, then the Company and the Majority Holders shall each select, within ten (10) days of the last day of the Ten-day Period, a nationally recognized investment banking firm qualified to make such determination, and such investment banking firms shall together select, within two (2) days of the last day of the Ten-day Period, a third nationally recognized and qualified investment banking firm to make such determination (the "Appraiser"). The Appraiser shall make its Fair Market Value determination by employing the methodology described above and shall submit a written report setting forth such Fair Market Value to the Company and the Majority Holders within 30 days of the Appraiser's engagement. Except as set forth in the last sentence of Section 8(c), all expenses related to such determination shall be borne by the Company, and the determination of the Appraiser shall be final and binding upon all parties. Such final determination of Fair Market Value shall in no event be determined later than 60 days after the date giving rise to such determination. The Company agrees to provide the Appraiser customary indemnification and the parties owning Valued Securities agree to release the Appraiser from any liability.

                           (ii) with respect to non-cash consideration received
in a transaction subject to the Right of First Refusal set forth in Section 6,

                                    (A) if on the date on which Fair Market
                  Value is being determined, such non-cash consideration is a security listed on a national securities exchange or is quoted in the NASDAQ National Market System, the Fair Market Value of such security will be the average last sale price, regular way, determined over the succeeding 20 trading days, of such security on the principal national securities exchange on which such security may at the time be listed, or, if there has been no sale on any such exchange during the succeeding 20 trading-day period, the average of the highest bid and lowest asked prices on such exchange, averaged over such period, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ National Market System as of 4:00 p.m., New York time on each day, averaged over the succeeding 20 trading days; and

                                    (B) if on the date as of which Fair Market
                  Value is being determined, such security is not listed on a national securities exchange or quoted in the NASDAQ National Market System, the Fair Market Value shall be an amount equal to the fair market value of such security determined jointly in good faith by the Transferring Holder and the Purchaser Stockholders holding a majority of the Securities held by all Purchaser Stockholders; provided that if the Transferring Holder and such Purchaser Stockholders cannot so agree, then such value shall be determined by an independent investment banking firm of national reputation (a "Qualified Investment Bank") utilizing valuation techniques then commonly used for the valuation of such investment interests, which Qualified Investment Bank will be selected by the Transferring Holder and the expenses of which will be borne by the Transferring Holder. The Transferring Holder shall provide the Purchaser Stockholders with a copy of the valuation provided by such Qualified Investment Bank, which valuation shall describe in reasonable detail the methods and calculations used by such Qualified Investment Bank, and such valuation shall be final and binding on the parties unless the Purchaser Stockholders holding a majority of the Securities held by all Purchaser Stockholders notify the Transferring Holder within ten (10) days of receipt of such valuation that such valuation is not satisfactory to such Purchaser Stockholders, in which case such Purchaser Stockholders shall be entitled to select another Qualified Investment Bank which shall perform a valuation on the basis described above at such Purchaser Stockholders' expense. The Purchaser Stockholders shall provide the Transferring Holder with a copy of the valuation provided by the Purchaser Stockholders' Qualified Investment Bank, which valuation shall describe in reasonable detail the methods and calculations used by such Qualified Investment Bank, within thirty (30) days of the date on which the Transferring Holder delivered the valuation of its Qualified Investment Bank to the Purchaser Stockholders. If the valuation delivered by the Qualified Investment Bank engaged by the Purchaser Stockholders is not greater by ten percent (10%) or more than the valuation of the Qualified Investment Bank engaged by the Transferring Holder, then the valuation of the Qualified Investment Bank engaged by the Transferring Holder shall be final and binding on the parties. If the valuation delivered by the Qualified Investment Bank engaged by the Purchaser Stockholders is greater by ten percent (10%) or more than the valuation of the Qualified Investment Bank engaged by the Transferring Holder, the valuation of the Qualified Investment Bank engaged by the Purchaser Stockholders shall be final and binding on the parties unless within ten (10) days of receipt of a copy of the valuation provided by the Qualified Investment Bank engaged by the Purchaser Stockholders, the Transferring Holder notifies the Purchaser Stockholders that it desires the engagement of a third Qualified Investment Bank. If the Transferring Holder so notifies the Purchaser Stockholders, the Qualified Investment Bank initially engaged by the Transferring Holder and the Qualified Investment Bank engaged by the Purchaser Stockholders shall designate a third Qualified Investment Bank within ten (10) days of such notice from the Transferring Holder and such third Qualified Investment Bank shall perform and deliver to the Transferring Holder and the Purchaser Stockholders within twenty (20) days of its designation a valuation on the basis described above which shall in all cases be final and binding on the parties. The expenses of such third Qualified Investment Bank shall be borne by the Transferring Holder.

                  (f) Termination. This Section 8 (other than clause (e)(ii) thereof) shall immediately terminate upon the consummation of a Qualified IPO.

                  Section 9. The JG Put.

                  (a) JG Put. James S. Gleason shall have the right to require the Company to purchase at Fair Market Value Common Stock and/or Existing Options representing the following percentages of the number of shares of Common Stock and Existing Options (based on the number of underlying shares) owned by him immediately after the Closing during the following periods:

                PERCENTAGE        90 DAYS COMMENCING WITH
                ----------        -----------------------

                25%               Sixth anniversary of date hereof

                50%               Seventh anniversary of date hereof

                75%               Eighth anniversary of date hereof

                100%              Ninth anniversary of date hereof

Each such right (a "JG Put") shall be exercisable by giving written notice to the Company within the applicable period set forth above specifying the number of shares of Common Stock and/or Existing Options to be purchased by the Company (the "JG Put Notice"). In each case, the number of shares of Common Stock and/or Existing options that James S. Gleason has the right to require the Company to purchase pursuant to this Section 9(a) shall be reduced by (i) the number of shares of Common Stock and Existing Options which he previously Transferred (including pursuant to this Section 9(a) or Section 9(b)) except to Permitted Transferees and (ii) the number of shares of Common Stock which he could have actually Transferred, but elected not to Transfer, in a transaction previously consummated pursuant to Section 7 or 8(a). Notwithstanding the foregoing, James
S. Gleason's right to require the Company to purchase shares of Common Stock and Existing Options pursuant to this Section 9(a) shall be suspended if, and as long as, a Control Event as defined in clauses (A) through (E) of Section 3(f)(ii) has occurred and is continuing.

                  (b) Withdrawn Put. In the Event of a Withdrawn Put, James S. Gleason shall have the right to exercise the JG Put by delivering written notice (the "Withdrawn Put Notice") to the Company and Acquisition Company within 30 days of the Withdrawn Put, specifying the number of shares of Common Stock and Existing Options to be purchased.

                  (c) Closing. Subject to the provisions hereof, within one-hundred twenty (120) days after receipt of the JG Put Notice or the Withdrawn Put Notice, as the case may be, the Company shall purchase, and James
S. Gleason shall sell, the number of shares of Common Stock and Existing Options specified in the JG Put Notice or the Withdrawn Put Notice, as the case may be, at a mutually agreeable time and place (the "JG Put Closing").

                  (d) Delivery Against Payment. At the JG Put Closing, James S. Gleason shall deliver to the Company certificates representing the shares of Common Stock and Existing Options to be repurchased by the Company free and clear of all liens and encumbrances and duly endorsed in blank or accompanied by duly executed forms of assignment, and the Company shall pay to James S. Gleason the purchase price therefore by cashier's check or certified check or by wire transfer of immediately available funds to an account designed by James S. Gleason; provided that, if and to the extent the JG Put is prohibited by any provision of the Credit Agreement or any other agreement, the amount that cannot be paid in cash and the delivery of the corresponding number of shares of Common Stock and/or Existing Options shall be deferred until such payment is not prohibited by any provision of the Credit Agreement or any other agreement. The Company agrees to use commercially reasonable efforts to obtain any waiver, modification, amendment or refinancing (if practicable) in order to fully satisfy its payment obligations under this Section 9.

                  (e) Termination. This Section 9 shall immediately terminate upon the consummation of a Qualified IPO.

                  Section 10. Call Arrangements.

                  (a) The Call. After the exercise of the Acquisition Company Common Put for at least the Acquisition Company First Minimum Share Amount and so long as Acquisition Company owns less than the Preferred Minimum Threshold, the Company shall have the right to purchase all (but not less than all) of the Stockholder Shares, Preferred Stock and Warrants owned by Acquisition Company (the "Call") by delivering written notice to Acquisition Company within 60 days of the Company's receipt of the Acquisition Company Put Notice (the "Call Notice"); provided, however, that the Company shall have no right to exercise the Call as a result of the Withdrawn Put, and each Call and Call Notice shall be deemed to be withdrawn upon the occurrence of a Withdrawn Put; provided, further, if the Company provides written notice to Acquisition Company objecting to the determination of Fair Market Value by the Appraiser within twenty (20) days after written notice of such determination, the Call Notice shall be deemed withdrawn for all purposes. The Company may satisfy its obligations with respect to the Call by causing another Person to purchase the Stockholder Shares, the Preferred Stock and the Warrants owned by Acquisition Company if, in connection with such purchase, (i) the purchase price paid by such other Person is equal to the Call Price, (ii) Acquisition Company is neither required to give any representations or indemnities to such Person, other than those relating to the ownership of the Securities and the absence of any liens etc. thereon, and (iii) the Company indemnifies Acquisition Company against any and all claims of any kind or nature made by such third party in connection with the Transfer to such other Person.

                  (b) The Closing. Within one-hundred eighty (180) days after delivery of the Acquisition Company Put, the Company shall purchase or cause to be purchased, and Acquisition Company shall sell, the Stockholder Shares, Preferred Stock and Warrants as set forth in the Call Notice at a mutually agreeable time and place (the "Call Closing").

                  (c) Delivery Against Payment. At the Call Closing, Acquisition Company shall deliver to the Company or third party designated by the Company duly executed instruments transferring title to the Stockholder Shares, Preferred Stock and Warrants to the Company or third party designated by the Company free and clear of all liens and encumbrances, against payment of the appropriate Call Price by cashier's or certified check payable to Acquisition Company or by wire transfer of immediately available funds to an account designated by Acquisition Company.

                  (d) Limitation. Notwithstanding the foregoing, if Acquisition Company exercises the Acquisition Company Common Put for shares of Common Stock (including shares of Common Stock underlying the Warrants) in an amount greater than the Acquisition Company First Minimum Share Amount but less than the Acquisition Company Second Minimum Share Amount, then the Company shall be permitted to exercise the Call if, but only if, the payment of the Call Price (excluding any transactional fees, management fees or similar fees paid to Acquisition Company or any of its Affiliates) would provide Acquisition Company with an annualized Internal Rate of Return equal to or greater than 25% on the amount invested by Acquisition Company in any Equity Interests of the Company.

                  (e) Termination. This Section 10 shall immediately terminate upon the consummation of a Qualified IPO.

                  Section 11. Governance. Until the consummation of a Qualified IPO, without a Majority Vote:

                  (a) Charter and Bylaws. The Company shall not, nor shall it permit any Subsidiary to, amend the Certificate of Incorporation or bylaws (or equivalent governing documents) of the Company or any Subsidiary of the Company, except for administrative immaterial amendments made in the ordinary course of business;

                  (b) Liquidation, Bankruptcy, Etc. The Company shall not adopt any plan or proposal for liquidation, dissolution, reorganization or recapitalization of the Company or any of its Subsidiaries or commence any case or action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors with respect to the Company or any of its Subsidiaries;

                  (c) Sale or Issuance of Securities. The Company shall not, nor shall it permit any Subsidiary to, authorize, issue or sell any equity securities or other capital stock, or rights or securities convertible into or exercisable or exchangeable for any class or series of capital stock of the Company or any of its Subsidiaries (other than options issued under Management Option Plans and the Warrants, the Preferred Stock or Common Stock issued upon exercise or conversion, as the case may be, of such options, the Existing Options, the Warrants or the Preferred Stock, and other than issuances by a Wholly Owned Subsidiary to the Company or another Wholly Owned Subsidiary);

                  (d) Dividends. The Company shall not, nor shall it permit any Subsidiary to, directly or indirectly declare or pay any dividends or make any distributions upon any of its capital stock, except for (i) dividends payable in Common Stock issued upon the outstanding Common Stock, (ii) accrual or payment of dividends on, or redemptions of, Preferred Stock pursuant to the terms of the Certificate of Incorporation, (iii) payments in connection with the Common Put, JG Common Put, the Call and the terms of the Call Option and Put Option, and
(iv) dividends by Wholly Owned Subsidiaries;

                  (e) Redemptions. The Company shall not directly or indirectly redeem, purchase or otherwise acquire, or permit any Subsidiary that is not a Wholly Owned Subsidiary to redeem, purchase or otherwise acquire, any of the Company's or any of such Subsidiary's capital stock or other equity securities (including, without limitation, warrants, options and other rights to acquire such capital stock or other equity securities) other than the Preferred Stock pursuant to the terms of the Certificate of Incorporation and the Common Put, the Call Option, the Put Option, the JG Put and the Call; or

                  (f) Mergers. The Company shall not merge or consolidate with, or enter into any business combination or joint venture with, any Person or permit any Subsidiary to merge or consolidate with, or enter into any business combination with, any Person (other than the Company or a Wholly Owned Subsidiary of the Company) or enter into any agreement to do any of the foregoing.

                  Section 12. Financial Statements and Other Information.

                  (a) Quarterly Reports. The Company shall deliver to Acquisition Company and the Foundation as soon as available but in any event within forty-five (45) days after the end of each quarterly accounting period in each fiscal year, unaudited consolidating and consolidated statements of income and cash flows of the Company and its subsidiaries for such quarterly period and for the period from the beginning of the fiscal year to the end of such quarter, and unaudited consolidating and consolidated balance sheets of the Company and its subsidiaries as of the end of such quarterly period, setting forth in each case comparisons to the Company's annual budget and to the corresponding period in the preceding fiscal year, and all such statements shall be prepared in accordance with generally accepted accounting principles, consistently applied, subject to the absence of footnote disclosures and to normal year-end adjustments for recurring accruals, and shall be certified by the Company's chief financial officer.

                  (b) Fiscal Reports. The Company shall deliver to the Stockholders within ninety (90) days after the end of each fiscal year, unaudited consolidating and audited consolidated statements of income and cash flows of the Company and its Subsidiaries for such fiscal year, and unaudited consolidating and audited consolidated balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, together with, in each case, comparisons to the Company's annual budget and to the preceding fiscal year, all prepared in accordance with GAAP, consistently applied, and accompanied by (i) with respect to consolidated portion of such statements, an audit opinion containing no exceptions or qualifications (except for qualifications regarding specified contingent liabilities) of an independent accounting firm of recognized national standing, (ii) a certificate from such accounting firm, addressed to the Board, stating that in the course of its examination nothing came to its attention that caused it to believe that there was any default by the Company or any Subsidiary thereof in the fulfillment of or compliance with any of the terms, covenants, provisions or conditions of any other material agreement to which the Company or any Subsidiary is a party or, if such accountants have reason to believe any default by the Company or any Subsidiary thereof exists, a certificate specifying the nature and period of existence thereof, and (iii) a copy of such firm's annual management letter, if any, to the Board.

                  (c) Additional Reports. The Company shall deliver to Acquisition Company and the Foundation promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of the Company's operations or financial affairs given to the Company by its independent accountants (and not otherwise contained in other materials provided hereunder). The Company shall use commercially reasonable efforts to provide the Foundation with prompt notice of any change in the total number of shares of voting Common Stock outstanding; and separately, notice of any change in the number of shares of voting shares held by each Disqualified Person known to it with respect to the Foundation within sixty (60) days of such change. Foundation shall promptly notify the Company of each and every Disqualified Person known to it. Each Disqualified Person signing this Agreement (including a signatory who is a trustee of a Disqualified Person) shall use his or her reasonable efforts to promptly notify the

Foundation of any change in the number of shares of voting Common Stock held by such Disqualified Person within sixty (60) days of such change.

                  (d) Annual Budget. The Company shall deliver to Acquisition Company and the Foundation at least fifteen (15) days but not more than ninety
(90) days prior to the beginning of each fiscal year, an annual budget for the Company and its subsidiaries for such fiscal year and, promptly upon preparation thereof, any other significant budgets prepared by the Company and any revisions of such annual or other budgets, and, within forty-five (45) days after any quarterly period in which there is a material adverse deviation from the annual budget, a letter from the Company's chief executive officer or chief financial officer explaining the deviation and what actions the Company has taken and proposes to take with respect thereto. Each annual budget delivered pursuant to this Section 12(d) shall be prepared in a manner that is consistent with GAAP and shall include (i) an income statement prepared on an accrual basis which shall show in reasonable detail in accordance with past practice the revenues and expenses projected for the Company's business as a whole and for each of the Company's operating segments on a quarterly basis for the forthcoming fiscal year, (ii) a balance sheet which shall show in reasonable detail in accordance with past practice the assets and liabilities projected for the Company's business as a whole and for each of the Company's operating segments on a quarterly basis for the forthcoming fiscal year, (iii) a cash flow statement which shall show in reasonable detail in accordance with past practice the receipts and disbursements projected for the Company's business as a whole and for each of the Company's operating segments on a quarterly basis for the forthcoming fiscal year and the amount of any corresponding cash deficiency or surplus, (iv) the projected capital requirements, if any, including any contemplated borrowings of the Company, and (v) a proposed business plan for the forthcoming fiscal year which shall show in reasonable detail in accordance with past practice the proposed business operations of the Company as a whole and for each of the Company's operating segments, including staffing levels, and operating strategy of the Company.

                  (e) Defaults and Control Events. The Company shall deliver to Acquisition Company and the Foundation promptly (but in any event within five
(5) Business Days) after the discovery or receipt of (i) notice of any default under any material agreement to which it or any of its subsidiaries is a party or any other material adverse change, event or circumstance affecting the Company or any Subsidiary thereof (including, without limitation, the filing of any material litigation against the Company or any Subsidiary thereof or the existence of any dispute with any Person which involves a reasonable likelihood of such litigation being commenced) or (ii) the occurrence of any Control Event, a letter from the Company's chief executive officer or chief financial officer specifying the nature and period of existence thereof and what actions the Company and its subsidiaries have taken and propose to take with respect thereto.

                  (f) Other Information. The Company shall deliver to Acquisition Company and the Foundation with reasonable promptness, such other information and financial data concerning the Company and its subsidiaries as any Person entitled to receive information under this Section 12 may reasonably request.

                  (g) Fair Presentation. Each of the financial statements referred to in Sections 12(a) and 12(b) shall fairly present the consolidated financial position and results of operations and cash flows of the Company as of the dates and for the periods stated therein, subject in the case of the unaudited financial statements to changes resulting from normal year-end adjustments for recurring accruals in accordance with GAAP.

                  (h) Termination. Any Person who ceases to own any Stockholder Shares, Preferred Stock or Warrant shall cease to have any rights under this
Section 12.

                  Section 13. Inspection of Property. The Company shall permit any representative of Acquisition Company or the Foundation (so long as Acquisition Company or the Foundation, respectively, owns any Stockholder Shares, Preferred Stock or Warrants) upon reasonable notice and during normal business hours to (a) visit and inspect any of the properties of the Company and its subsidiaries, (b) examine the corporate and financial records of the Company and its subsidiaries and make copies thereof or extracts therefrom and (c) discuss the affairs, finances and accounts of any such corporations with the directors, officers, key employees and independent accountants of the Company and its subsidiaries. The presentation of an executed copy of this Agreement by any representative of Acquisition Company or the Foundation (so long as Acquisition Company or the Foundation, respectively, owns any Stockholder Shares, Preferred Stock or Warrants) to the Company's independent accountants shall constitute the Company's permission to its independent accountants to participate in discussions with such representative and, in connection therewith, the Company shall execute all customary releases

                  Section 14. Sale of Company.

                  (a) Cooperation. After the occurrence of a Control Event or in connection with a Sale of the Company that has been authorized by a Special Board Vote at such time as at least one Acquisition Company Director and one Voting Trust Director are serving on the Board and each has voted in favor of such Sale of the Company, each holder of Stockholder Shares, Preferred Stock and Warrants will vote for, consent to and raise no objections to any Sale of the Company. Each holder of Stockholder Shares, Preferred Stock and Warrants will, to the maximum extent permitted by applicable law, waive any dissenters' rights, appraisal rights or similar rights in connection with such Sale of the Company, and if such Sale of the Company is a sale of stock, each holder of such Stockholder Shares, Preferred Stock and Warrants will agree to sell (including, without limitation, by executing definitive agreements with respect thereto) up to all shares of Stockholder Shares, Preferred Stock and Warrants on the terms and conditions approved by the Board; provided that such sale is to a Person not affiliated with Acquisition Company, and provided further that the terms and conditions of such transaction applicable to each Stockholder with respect to such Stockholder Shares, Preferred Stock and Warrants are the same as those applicable to Acquisition Company and to the Stockholder holding the largest number of Stockholder Shares, Preferred Stock and Warrants. Subject to the immediately preceding proviso, each holder of Stockholder Shares, Preferred Stock and Warrants will take all necessary or desirable actions in connection with the consummation of the Sale of the Company as requested by the Board or the Company.

                  (b) Purchaser Representative. If the Company or the holders of the Company's securities enter into any negotiation or transaction for which Rule 506 under the Securities Act (or any similar rule then in effect) promulgated by the Securities and Exchange Commission may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), the holders of Stockholder Shares will, at the request of the Company, appoint a purchaser representative (as such term is defined in Rule 501 under the Securities Act) reasonably acceptable to the Company. If any holder of Stockholder Shares appoints a purchaser representative designated by the Company, the Company will pay the fees of such purchaser representative, but if any holder of Stockholder Shares declines to appoint the purchaser representative designated by the Company, such holder will appoint another purchaser representative, and such holder will be responsible for the fees of the purchaser representative so appointed.

                  (c) Costs. Each of the holders of Stockholder Shares, Preferred Stock and Warrants will bear their pro rata share (based upon the number of Stockholder Shares, Preferred Stock and Warrants sold) of the costs of any sale of Stockholder Shares, Preferred Stock and Warrants pursuant to a Sale of the Company to the extent such costs are incurred for the benefit of all or substantially all holders of Stockholder Shares, Preferred Stock and Warrants and are not otherwise paid by the Company or the acquiring party. Costs incurred by each holder of Stockholder Shares, Preferred Stock and Warrants on its own behalf will not be considered costs of the transaction.

                  (d) Termination. This Section 14 shall immediately terminate upon the consummation of a Qualified IPO.

                  Section 15. Registration Rights.

                  (a) Demand Rights.

                           (i) Request for Registration. At any time after a
Public Offering of Common Stock, each of (A) Acquisition Company and (B) the Management Stockholders and the Foundation whose shares represent a majority of their aggregate number of Registrable Securities attributable thereto, may request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form registration ("Long-Form Registrations"), and each of Acquisition Company, on the one hand, and the Management Stockholders and the Foundation, on the other hand, holding at least a majority of their Registrable Securities may request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-2 or S-3 or any similar short-form registration ("Short-Form Registrations") if available. All registrations requested pursuant to this
Section 15(a)(i) are referred to herein as "Demand Registrations." Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten (10) days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and, subject to the terms of Section 15(a)(iv), shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the receipt of the Company's notice.

                           (ii) Long-Form Registrations. Each of Acquisition
Company, on the one hand, and the Management Stockholders and the Foundation, on the other hand, holding a majority of their Registrable Securities shall be entitled to request three Long-Form Registrations in which the Company shall pay all Registration Expenses ("Company-paid Long-Form Registrations"). A registration shall not count as one of the permitted Long-Form Registrations until it has become effective, and neither the last nor any subsequent Company-paid Long-Form Registration shall count as one of the permitted Long-Form Registrations unless the holders of Registrable Securities are able to register and sell at least 75% of the Registrable Securities requested to be included in such registration; provided that in any event the Company shall pay all Registration Expenses in connection with any registration initiated as a Company-paid Long-Form Registration whether or not it has become effective and whether or not such registration has counted as one of the permitted Company-paid Long-Form Registrations.

                           (iii) Short-Form Registrations. In addition to the
Long-Form Registrations provided pursuant to Section 15(a)(ii), the holders of Registrable Securities shall be entitled to request an unlimited number of Short-Form Registrations in which the Company shall pay all Registration Expenses. Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form and if the managing underwriters (if any) agree to the use of a Short-Form Registration. After the Company has become subject to the reporting requirements of the Securities Exchange Act, the Company shall use its best efforts to make Short-Form Registrations available for the sale of Registrable Securities.

                           (iv) Priority on Demand Registrations. The Company
shall not include in any Demand Registration any securities which are not Registrable Securities without a Majority Vote. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability of the offering, the Company shall include in such registration prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities owned by each such holder.

                           (v) Restrictions on Long-Form Registrations. The
Company shall not be obligated to effect any Long-Form Registration within one-hundred eighty (180) days after the effective date of a previous Long-Form Registration. The Company may postpone for up to one- hundred eighty (180) days the filing or the effectiveness of a registration statement for a Demand Registration if the Company by Special Board Vote determines that such Demand Registration would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer, reorganization or similar transaction; provided that, in such event, the holders of Registrable Securities initially requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder and the Company shall pay all Registration Expenses in connection with such registration. The Company may delay a Demand Registration hereunder only once in any twelve-month period.

                           (vi) Selection of Underwriters. The holders of a
majority of the Registrable Securities included in any Demand
Registration/Long-Form Registration shall have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the Company's approval, by a majority vote of the Board, which shall not be unreasonably withheld or delayed.

                           (vii) Other Registration Rights. The Company
represents and warrants that it is not a party to, or otherwise subject to, any other agreement granting registration rights to any other Person with respect to any securities of the Company. Except as provided in this Agreement, the Company shall not grant to any Persons the right to request the Company to register any Equity Interests of the Company without a Majority Vote; provided that the Company may grant rights to other Persons to (A) participate in Piggyback Registrations so long as such rights are subordinate to the rights of the holders of Registrable Securities with respect to such Piggyback Registrations as set forth in Sections 15(b)(iii) and 15(b)(iv) and (B) request registrations so long as the holders of Registrable Securities are entitled to participate in any such registrations with such Persons pro rata on the basis of the number of shares owned by each such holder.

                  (b) Piggyback Registrations.

                           (i) Right to Piggyback. Whenever the Company proposes
to register any of its securities under the Securities Act (other than pursuant to a Demand Registration or on Forms S-4 or S-8) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and, subject to the terms of Sections 15(b)(iii) and 15(b)(iv), shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within twenty (20) days after the receipt of the Company's notice.

                           (ii) Piggyback Expenses. The Registration Expenses of
the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations.

                           (iii) Priority on Primary Registrations. If a
Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (A) first, the securities the Company proposes to sell, (B) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each such holder, and (C) third, other securities requested to be included in such registration.

                           (iv) Priority on Secondary Registrations. If a
Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (A) first, the securities requested to be included therein by the holders requesting such registration and the Registrable Securities requested to be included in such registration, pro rata among the holders of such securities on the basis of the number of securities owned by each such holder, and (B) second, other securities requested to be included in such registration.

                           (v) Selection of Underwriters. If any Piggyback
Registration is an underwritten offering, the selection of investment banker(s) and manager(s) for the offering must be approved by the holders of a majority of the Registrable Securities included in such Piggyback Registration. Such approval shall not be unreasonably withheld or delayed.

                           (vi) Other Registrations. If the Company has
previously filed a registration statement with respect to Registrable Securities pursuant to Section 15(a) or pursuant to this Section 15(b), and if such previous registration has not been withdrawn or abandoned, the Company shall not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Forms S-4 or S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least one-hundred eighty (180) days has elapsed from the effective date of such previous registration.

                  (c) Holdback Agreements.

                           (i) Each holder of Registrable Securities shall not
effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the 90-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included (except as part of such underwritten registration), unless the underwriters managing the Public Offering otherwise agree.

                           (ii) The Company (A) shall not effect any public sale
or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and during the 90-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form), unless the underwriters managing the Public Offering otherwise agree, and (B) shall cause each holder of at least 5% (on a fully-diluted basis) of its Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, purchased from the Company at any time after the date of this Agreement (other than in a Public Offering) to agree not to effect any public sale or distribution (including sales pursuant to Rule
144) of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the Public Offering otherwise agree.

                  (d) Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof (including the registration of Warrants held by a holder of Registrable Securities requesting registration as to which the Company has received reasonable assurances that only Registrable Securities shall be distributed to the public), and pursuant thereto the Company shall as expeditiously as possible:

                           (i) prepare and file with the Securities and Exchange
Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

                           (ii) notify each holder of Registrable Securities of
the effectiveness of each registration statement filed hereunder and prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 180 days and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

                           (iii) furnish to each seller of Registrable
Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

                           (iv) use its best efforts to register or qualify such
Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 15(d)(iv), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction);

                           (v) notify each seller of such Registrable
Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

                           (vi) cause all such Registrable Securities to be
listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on the NASD automated quotation system as such with respect to such Registrable Securities with the NASD;

                           (vii) provide a transfer agent and registrar for all
such Registrable Securities not later than the effective date of such registration statement;

                           (viii) enter into such customary agreements
(including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the

Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including effecting a stock split or a combination of shares);

                           (ix) make available for inspection by any seller of
Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

                           (x) otherwise use its best efforts to comply with all
applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

                           (xi) permit any holder of Registrable Securities
which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

                           (xii) in the event of the issuance of any stop order
suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, the Company shall use its best efforts promptly to obtain the withdrawal of such order; and

                           (xiii) obtain a cold comfort letter from the Company
's independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request (provided that such Registrable Securities constitute at least 10% of the securities covered by such registration statement).

                  (e) Registration Expenses.

                           (i) All expenses incident to the Company's
performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne as provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the NASD automated quotation system.

                           (ii) In connection with each Demand Registration and
each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities initially requesting such registration and for the reasonable fees and disbursements of each additional counsel retained by any holder of Registrable Securities for the purpose of rendering a legal opinion on behalf of such holder in connection with any underwritten Demand Registration or Piggyback Registration.

                           (iii) To the extent Registration Expenses are not
required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

                  (f) Indemnification.

                           (i) The Company agrees to indemnify, to the extent
permitted by law, each holder of Registrable Securities, its officers and directors and each Person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

                           (ii) In connection with any registration statement in
which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement; provided, however, that the Foundation shall not be obligated pursuant to this Section 15(f) to indemnify any Disqualified Person.

                           (iii) Any Person entitled to indemnification
hereunder shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

                           (iv) The indemnification provided for under this
Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason.

                  (g) Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder and such holder's intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except as otherwise provided in Section 15(f).

                  Section 16. Restrictive Legend; Additional Restriction on Transfer. Each certificate evidencing Securities and each certificate issued in exchange for or upon the transfer of any Securities (if such Securities remain Stockholder Shares after such transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS PURSUANT TO A STOCKHOLDERS AGREEMENT, DATED AS OF NOVEMBER 29, 1999 AMONG THE ISSUER OF SUCH

                  SECURITIES (THE "COMPANY") AND CERTAIN OF THE COMPANY'S STOCKHOLDERS, AS AMENDED AND MODIFIED FROM TIME TO TIME. A COPY OF SUCH STOCKHOLDERS AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST."

The Company shall imprint such legend on certificates evidencing Securities outstanding as of the date hereof. The legend set forth above shall be removed from the certificates evidencing any Securities if such Securities cease to be subject to this Agreement.

                  Section 17. Transfer. Prior to transferring any Securities (other than pursuant to a Public Sale or a Board Approved Sale) to any Permitted Transferee or any Person who is not a Permitted Transferee as contemplated by
Section 4(c), the Transferring Stockholder shall cause the prospective transferee to be bound by this Agreement or the applicable provisions of this Agreement and to execute and deliver to the Company and the other Stockholders a counterpart of this Agreement.

                  Section 18. Definitions.

                  "Acceptance Notice" has the meanings set forth in Sections 5(c) and 5(d).

                  "Acquisition Company" has the meaning set forth in the preface.

                  "Acquisition Company Common Put" has the meaning set forth in
Section 8(a).

                  "Acquisition Company Directors" has the meaning set forth in
Section 3(a)(ii)(B).

                  "Acquisition Company First Minimum Share Amount" means shares of Common Stock (including shares of Common Stock underlying the Warrants) in an amount equal to 25% of the number of shares of Common Stock (including shares of Common Stock underlying the Warrants) that the Acquisition Company held immediately after the Closing.

                  "Acquisition Company Independent Director" has the meaning set forth in Section 3(a)(ii)(C).

                  "Acquisition Company Put Notice" has the meaning set forth in
Section 8(a).

                  "Acquisition Company Second Minimum Share Amount" means shares of Common Stock (including shares of Common Stock underlying the Warrants) in an amount equal to 50% of the number of shares of Common Stock (including shares of Common Stock underlying the Warrants) that the Acquisition Company held immediately after the Closing.

                  "Affiliate" means, when used with reference to a specified Person, any Person that directly or indirectly controls or is controlled by or is under common control with the specified Person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise); provided, however, unless otherwise specified herein, the term "Affiliate" shall not include the limited partners of the Acquisition Company or the officers or directors of any portfolio company of Affiliates of Acquisition Company (other than employees of Affiliates of Acquisition Company).

                  "Agreement" has the meaning set forth in the preface.

                  "Annual Operating Plan" means the annual operating plan for the calendar year 2000, which has been delivered to and acknowledged by Acquisition Company prior to the date hereof, and, for each 12-month period thereafter, the annual budget and business plan delivered to Acquisition Company pursuant to Section 12(d) and approved by a Special Board Vote; provided, however, that if a Special Board Vote is not obtained, then the Annual Operating Plan shall be the Annual Operating Plan that last obtained a Special Board Vote or, if no annual budget and business plan obtained a Special Board Vote, then the aforementioned annual operating plan for the calendar year 2000.

                  "Applicable Percentage"has the meaning set forth in Section 8(a)(i).

                  "Appraiser" has the meaning set forth in Section 8(e).

                  "Board" has the meaning set forth in Section 3(a)(i).

                  "Board Approved Sale" means any Sale of the Company approved by a Special Board Vote at such time as at least one Acquisition Company Director and one Voting Trust Director are serving on the Board and each such Director votes in favor of such Sale of the Company.

                  "Call" has the meaning set forth in Section 10(a).

                  "Call Closing" has the meaning set forth in Section 10(b).

                  "Call Notice" has the meaning set forth in Section 10(a).

                  "Call Option" has the meaning set forth in Schedule IV attached hereto.

                  "Call Price" means, with respect to the Preferred Stock, the aggregate Redemption Price of the Preferred Stock owned by Acquisition Company and, with respect to the Common Stock and Warrants held by Acquisition Company, the Fair Market Value.

                  "Cause" means the termination of employment of any Management Stockholder who is an employee of the Company or any of its Subsidiaries due to
(a) the willful failure by such Management Stockholder to perform such Management Stockholder's duties or breach of such Management Stockholder's employment agreement, in each case to the extent such failure or breach has not been cured within 10 days after a written demand for performance is delivered to such Management Stockholder by the Board, which demand specifically identifies the manner in which the Board believes that such Management Stockholder has not performed such Management Stockholder's duties or breached such Management Stockholder's employment agreement, (b) such

Management Stockholder's willful failure to comply in any material respect with the lawful directive of the Board or such Management Stockholder's superior officer(s), (c) the engaging by such Management Stockholder in gross negligence or the willful engaging by such Management Stockholder in any other conduct, in each case, which is demonstrably and materially injurious to the Company or its Subsidiaries, monetarily or otherwise, or (d) the conviction of such Management Stockholder of (i) a felony or crime involving dishonesty or fraud or (ii) a crime involving moral turpitude which would materially injure relationships with customers, suppliers or employees of the Company or otherwise cause a material injury to the Company.

                  "Certificate of Incorporation" means the amended and restated certificate of incorporation of the Company in effect immediately after the Closing.

                  "Closing" means the Effective Time of the Merger as defined in the Merger Agreement.

                  "Code" means the United States Internal Revenue Code of 1986, as amended.

                  "Common Put" has the meaning set forth in Section 8(a).

                  "Common Stock" has the meaning set forth in the recitals.

                  "Company" has the meaning set forth in the preface.

                  "Company Exercise Period" has the meaning set forth in Section 5(c).

                  "Company Option Plans" means any of the Company's stock option plans existing immediately prior to the Closing.

                  "Company-paid Long-Form Registrations" has the meaning set forth in Section 15(a)(ii).

                  "Company Refusal Exercise Period" has the meaning set forth in
Section 6(a)(iii).

                  "Control Event" has the meaning set forth in Section 3(e)(ii).

                  "Credit Agreement" means that certain Credit Agreement, dated the date of the completion of the Offer (as such term is defined in the Merger Agreement), among the Company and the other parties thereto, and any refinancings thereof approved by Special Board Vote.

                  "Cured" shall have the meaning set forth in Section 3(e)(iv).

                  "Demand Registrations" has the meaning set forth in Section 15(a)(i).

                  "Disqualified Person" means any Stockholder who is a disqualified person with respect to the Foundation within the meaning of Section 4946 of the Code.

                  "EBITDA" means the consolidated net income of the Company and its Subsidiaries for the relevant period:

                  (a) plus (without duplication and to the extent involved in computing such consolidated net income) (i) the sum of (A) the interest expense of the Company and its Subsidiaries for such period, on a consolidated basis, including, without limitation, (1) amortization of debt discount, (2) the net cost under interest rate contracts (including amortization of debt discount), (3) the interest portion of any deferred payment obligation and (4) accrued interest, plus (B) the interest component of any liability in respect of a capital lease that would at such time be required to be capitalized on the consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, paid or accrued or scheduled to be paid or accrued by the Company and its Subsidiaries during such period, plus (C) the aggregate amount of all fees, including but not limited to facility fees, agency fees, letter of credit fees and commitment fees incurred by the Company and its Subsidiaries during such period in respect of indebtedness, determined on a consolidated basis in accordance with GAAP plus (D) management fees (whether payable upon consummation of the Merger or thereafter) and other related transaction fees in connection with the Merger; provided, however, that any dividends with respect to the Preferred Stock shall not be considered for purposes of this definition, (ii) provision for taxes on income or profits and (iii) non-cash employee and officer stock and stock option compensation expenses, depreciation, amortization (including amortization of goodwill and other intangibles), and other non-cash items, and

                  (b) minus (without duplication and to the extent involved in computing such consolidated net income) (i) any net gains (or plus net losses), together with any transaction costs and sales and transfer taxes and similar taxes in connection with any sale of assets other than sales of assets acquired and held for resale in the ordinary course of business, (ii) any non-cash or extraordinary gains (or plus losses) (iii) the amount of any cash payments related to non-cash charges and benefits that were added back or deducted in determining EBITDA in any prior period and (iv) interest income.

         provided, however, that the net income (loss) of any other Person acquired after the date of this Agreement in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded (to the extent otherwise included).

                  All of the foregoing will be determined in accordance with GAAP.

                  "Equity Interests" means capital stock of the Company and all warrants, options or other rights to acquire capital stock of the Company (including any debt security that is convertible into or exchangeable for capital stock of the Company).

                  "Existing Employment Arrangements" has the meaning set forth in Section 7(e)(v).

                  "Existing Options" means options to purchase shares of Common Stock of the Company outstanding immediately after the Closing to the extent such options were outstanding immediately prior to the Closing.

                  "Fair Market Value" has the meaning set forth in Section 8(e).

                  "First Refusal Right Notice" has the meaning set forth in
Section 6(a)(i).

                  "Foundation" has the meaning set forth in the preface.

                  "GAAP" means generally accepted accounting principles in the United States, consistently applied.

                  "Internal Rate of Return" means the annual interest rate which, when used to calculate the net present value of investment inflows and outflows as of the date of determination based upon the actual timing (except as provided below) of investment inflows and outflows, causes such net present value to equal zero. In making such a determination, the value of freely tradeable marketable securities shall be the average of the closing prices of the sales of such securities on all securities exchanges on which such securities may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 PM, Eastern Time, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days, consisting of the day on which the Internal Rate of Return is being determined and the 20 consecutive trading days prior to such day.

                  "Invested Capital" has the meaning set forth in Section 3(e)(ii)(A).

                  "Issuance" has the meaning set forth in Section 2(a).

                  "JG Common Put Date" has the meaning set forth in Section
9(a).

                  "JG Put" has the meaning set forth in Section 9(a).

                  "JG Put Closing" has the meaning set forth in Section 9(c).

                  "JG Put Notice" has the meaning set forth in Section 9(a).

                  "Key Persons" has the meaning set forth in Section
3(e)(ii)(F).

                  "Liquidation Value" means the original cost of the Preferred Stock as of the Closing.

                  "Long-Form Registrations" has the meaning set forth in Section 15(a)(i).

                  "Majority Holders" has the meaning set forth in Section 8(e).

                  "Majority Vote" means the affirmative vote of the holders of a majority of the Common Stock, including the affirmative vote of both Acquisition Company and the Voting Trust; provided that (a) the affirmative vote of Acquisition Company shall no longer be required if

Acquisition Company owns less than the Preferred Minimum Threshold and owns less than 25% of the Common Stock (including shares of Common Stock underlying the Warrants) that it held immediately after the Closing and (b) the affirmative vote of the Voting Trust shall no longer be required if the Management Stockholders own less than 50% of the Common Stock (including shares of Common Stock underlying Existing Options) that they owned immediately after the Closing.

                  "Management Option Plans" means Company Option Plans and the New Option Plan.

                  "Management Stockholders" has the meaning set forth in the preface.

                  "Management Warrant Tag-along Notice" has the meaning set forth in Section 7(c)(ii).

                  "Merger" has the meaning set forth in the Merger Agreement.

                  "Merger Agreement" initially means that certain draft merger agreement to be entered into by and among the Company, Acquisition Company and Merger Subsidiary, the form of which has been submitted to a special committee of the Board on the date hereof and upon execution by all parties to such draft merger agreement or any definitive merger agreement among such parties, "Merger Agreement" shall refer to such executed merger agreement.

                  "Merger Subsidiary" has the meaning set forth in the Merger Agreement.

                  "New Options" means those options issued under the New Option Plan.

                  "New Option Plan" means the Company's stock option plans adopted by the Board immediately after the Closing, the terms of which are set forth on Schedule V attached hereto.

                  "Notice of Acceptance" has the meaning set forth in Section 6(a)(iii).

                  "Notice of Withdrawal" has the meaning set forth in Section
8(c)

                  "Offer to Sell" has the meaning set forth in Section 5(b).

                  "Offer for Sale" has the meaning set forth in Section
6(a)(ii).

                  "Offered Price" has the meaning set forth in Section 5(a).

                  "Offered Securities" has the meaning set forth in Section
5(a).

                  "Offered Securities Closing" has the meaning set forth in
Section 5(e).

                  "Offered Stock" has the meaning set forth in Section 6(a)(i).

                  "Offered Stock Closing" has the meaning set forth in Section 6(a)(v).

                  "Option Plans" has the meaning set forth in Section 3(d)(iv).

                  "Permitted Transfer" means (a) with respect to Acquisition
Company: Transfers (i) to and among its Affiliates and officers and employees of such Affiliates (and, after a Qualified IPO, to the limited partners of any direct or indirect parent or Affiliate of Acquisition Company), without restriction (provided that such transfers do not violate federal or state securities laws); (ii) to family and family trusts of the Persons referred to in clause (a)(i) above (provided that such transfers do not violate federal or state securities laws); (iii) pursuant to a Public Sale, a Tag-along Right, a Warrant Tag-along Right, the Common Put or the Call; or (iv) pursuant to a Board Approved Sale; (b) with respect to the Foundation: Transfers (i) pursuant to a Public Sale, a Tag-along Right, a Warrant Tag-along Right, or the Common Put;
(ii) pursuant to a Board Approved Sale; and (iii) to any donee of the Foundation pursuant to a Special Foundation Transfer Without Consideration, provided that such donee agrees to exercise its rights of first refusal, rights of first offer, Tag-along rights, Warrant Tag-along Rights, registration rights, and rights with respect to the Common Put to the extent of, and only in concert with the Foundation; and (c) with respect to Management Stockholders: Transfers (i) upon the death of the holder and certain other estate planning transfers during the holder's lifetime and to family and family trusts of such Management Stockholder (provided that such transfers do not violate federal or state securities laws and such transferees agree to be bound by the terms hereof);
(ii) pursuant to a Public Sale, a Tag-along Right, a Warrant Tag- along Right, or the Common Put; (iii) pursuant to a Board Approved Sale; (iv) pursuant to the Call Option or the Put Option; and (v) to other Management Stockholders (provided that such transfers do not violate federal or state securities laws); and (d) with respect to any Stockholder: Transfers to the Company or a Wholly Owned Subsidiary.

                  "Permitted Transferee" means any Person (other than the Company or a Wholly Owned Subsidiary) to whom a Stockholder Transfers Stockholder Shares or Warrants in a Permitted Transfer, other than pursuant to a Public Sale or Board Approved Sale, and who agrees to become a party to, and be bound by and subject to, all of the terms and conditions set forth (a) herein to which such Stockholder was bound immediately prior to such Transfer and (b) in the case of a Management Stockholder, the Voting Trust Agreement.

                  "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

                  "Piggyback Registration" has the meaning set forth in Section 15(b)(i).

                  "Preemptive Right" has the meaning set forth in Section 2(a).

                  "Preemptive Right Notice" has the meaning set forth in Section 2(a).

                  "Preemptive Right Period" has the meaning set forth in Section 2(a).

                  "Preferred Minimum Threshold" means a number of shares of Preferred Stock representing 10% of the number of shares of Preferred Stock held by Acquisition Company immediately after the Closing (taking into account stock splits, recapitalizations and other similar events).

                  "Preferred Sale Notice" has the meaning set forth in Section 7(b).

                  "Preferred Stock" has the meaning set forth in the recitals.

                  "Preferred Tag-along Notice" has the meaning set forth in
Section 7(b).

                  "Preferred Tag-along Right" has the meaning set forth in
Section 7(b).

                  "Preferred Transferor" has the meaning set forth in Section 7(b).

                  "Price" has the meaning set forth in Section 6(a)(i).

                  "Public Offering" means the sale in an underwritten public offering registered under the Securities Act of Equity Interests of the Company.

                  "Public Sale" means any sale pursuant to a registered public offering under the Securities Act or any sale to the public under Rule 144 promulgated under the Securities Act effected through a broker, dealer or market maker.

                  "Purchaser Stockholder" has the meaning set forth in Section 6(a)(iv).

                  "Purchasing Stockholder" has the meaning set forth in Section 5(d).

                  "Put Closing" has the meaning set forth in Section 8(b).

                  "Put Option" has the meaning set forth in Schedule V attached hereto.

                  "Put Shares" has the meaning set forth in Section8(c).

                  "Qualified IPO" means one or more Public Offerings of Common Stock, other than an offering made solely in connection with a business acquisition or combination or an employee benefit plan, but only if the aggregate gross proceeds received by the Company and/or its stockholders in such Public Offering or Offerings in the aggregate are in excess of $100 million.

                  "Redemption Price" shall mean with respect to a share of Preferred Stock, a price equal to the Liquidation Value thereof, together with any and all accrued but unpaid dividends thereon; provided, however, in the event a redemption of Preferred Stock occurs prior to the fifth anniversary of the Closing Date, the Redemption Price shall be equal to the Redemption Price set forth in Part II Section 5(a) of the Certificate of Incorporation.

                  "Registrable Securities" means (a) any shares of Common Stock held by the Stockholders immediately following the Closing, (b) any shares of Common Stock issued upon conversion of Preferred Stock, (c) any shares of Common Stock issued pursuant to the exercise of vested options under the Option Plans;
(d) any shares of Common Stock issued pursuant to the exercise of the Warrants, and (e) the Warrants, in each case, adjusted for stock splits, stock dividends and other recapitalizations. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been (i) Transferred in a Public Sale or (ii) otherwise transferred and new certificates for them not bearing the legend set forth in
Section 16 hereof shall have been delivered by the Company and subsequent disposition of such securities shall not require registration or qualification of such securities under the Securities Act or such state securities or blue sky laws then in force. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been affected.

                  "Registration Expenses" has the meaning set forth in Section 15(e)(i).

                  "Reoffered Securities" has the meaning set forth in Section 5(d).

                  "Reoffered Stock" has the meaning set forth in Section
6(a)(iv).

                  "Replacement" has the meaning set forth in Section
3(e)(ii)(F).

                  "Sale Notice" has the meaning set forth in Section 7(a).

                  "Sale of the Company" means (a) a sale of all or substantially all of the consolidated assets of the Company or (b) the transfer or other disposition of more than 50% of the outstanding Common Stock of the Company, in each case, in a single transaction or series of related transactions, whether accomplished by stock purchase, asset purchase, merger, recapitalization, reorganization or other transaction.

                  "Securities" has the meaning set forth in the recitals.

                  "Securities Act" means the Securities Act of 1933, as amended from time to time.

                  "Selling Holder" has the meaning set forth in Section 5(a).

                  "Short-Form Registrations" has the meaning set forth in
Section 15(a)(i).

                  "Special Board Vote" means the approval of at least a majority of the Board, including the affirmative vote of at least one Acquisition Company Director so long as Acquisition Company owns at least the Preferred Minimum Threshold and the Acquisition Company Second Minimum Share Amount, and at least one Voting Trust Director, so long as the Management Stockholders beneficially own a number of shares of Common Stock (including shares of Common Stock underlying Existing Options) that is at least 662/3% of the shares of Common Stock (including shares of Common Stock underlying Existing Options) they held in the aggregate immediately after the Closing.

                  "Special Foundation Transfer" means a Transfer by the Foundation of its Securities to any other Person with consideration to preserve the Foundation's tax benefits or to avoid adverse tax consequences, in each case, which are applicable solely as a result of its status as a private charitable foundation, including without limitation, any excess business holding tax.

                  "Special Foundation Transfer Without Consideration" means a Transfer by the Foundation without consideration for charitable purposes within the meaning of Section 501(c)(3) of the Code.

                  "Stockholder" and "Stockholders" have the meaning set forth in the preface.

                  "Stockholder Exercise Period" has the meaning set forth in
Section 5(d).

                  "Stockholder Put" has the meaning set forth in Section 8(a).

                  "Stockholder Put Notice" has the meaning set forth in Section 8(a).

                  "Stockholder Refusal Exercise Period" has the meaning set forth in Section 6(a)(iv).

                  "Stockholder Shares" means (a) any Common Stock purchased or otherwise acquired by any Stockholder, (b) any capital stock or other equity securities issued or issuable directly or indirectly with respect to the Common Stock referred to in clause (a) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization and (c) any other shares of any class or series of capital stock of the Company held by a Stockholder; provided that, for purposes of Section 3 hereof, Stockholder Shares shall not include any non-voting stock. As to any particular shares constituting Stockholder Shares, such shares shall cease to be Stockholder Shares when they have been sold in a Public Sale.

                  "Stockholders" has the meaning set forth in the preface.

                  "Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of the limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member or general partner of such limited liability company, partnership, association or other business entity.

                  "Tag-along Call" has the meaning set forth in Section
7(c)(ii).

                  "Tag-along Notice" has the meaning set forth in Section 7(a).

                  "Tag-along Preferred Stockholders" has the meaning set forth in Section 7(b).

                  "Tag-along Right" has the meaning set forth in Section 7(a).

                  "Tag-along Stockholders" has the meaning set forth in Section 7(a).

                  "Tag-along Warrant Holders" has the meaning set forth in
Section 7(c)(i).

                  "Ten-day Period" has the meaning set forth in Section 7(e).

                  "Third-party Purchase" has the meaning set forth in Section 8(d).

                  "Top Executives" means the five most highly compensated executive officers of the Company, including, in any event, James S. Gleason, David J. Burns, Edward J. Pelta, John J. Perrotti and Gary Kimmet.

                  "Total Net Debt" has the meaning set forth in Schedule V attached hereto.

                  "Transfer" means any voluntary or involuntary, direct or indirect, sale, transfer, conveyance, assignment, pledge, hypothecation, gift, delivery or other disposition and, with respect to Transfers of Common Stock by the Foundation or any Management Stockholder, shall include the certificates issued pursuant to the Voting Trust.

                  "Transfer Notice" has the meaning set forth in Section 5(a).

                  "Transferring Holder" has the meaning set forth in Section 6(a)(i).

                  "Transferring Stockholder" has the meaning set forth in
Section 7(a).

                  "Valued Securities" has the meaning set forth in Section 8(e).

                  "Vestar" means Vestar Capital Partners IV, L.P.

                  "Voting Trust" means the voting trust established by the Voting Trust Agreement.

                  "Voting Trust Agreement" means the Voting Trust Agreement, dated the date of the Closing, among certain stockholders of the Company and the Company.

                  "Voting Trust Directors" has the meaning set forth in Section 3(a)(ii)(A).

                  "Voting Trust Independent Director" has the meaning set forth in Section 3(a)(ii)(C).

                  "Warrant Sale Notice" has the meaning set forth in Section 7(c)(i).

                  "Warrant Tag-along Notice" has the meaning set forth in
Section 7(c)(i).

                  "Warrant Tag-along Right" has the meaning set forth in Section 7(c)(i).

                  "Warrant Transferor" has the meaning set forth in Section 7(c)(i).

                  "Warrants" has the meaning set forth in the recitals.

                  "Wholly Owned Subsidiary" means a corporation, limited liability company, partnership, association or other business entity wholly owned (exclusive of nominee shares or director qualifying shares), directly or indirectly, by the Company.

                  "Withdrawn Put" has the meaning set forth in Section 8(c)

                  "Withdrawn Put Notice" has the meaning set forth in Section 9(b).

                  Section 19. Calculation of Percentages. When calculating the percentage of Common Stock owned by any Stockholder for any purpose hereunder,
(a) all shares of Common Stock underlying Existing Options and the Warrants shall be included whether or not any of the Existing Options or Warrants have been exercised or are exercisable, (b) the certificates issued (including subsequent issuances) pursuant to the Voting Trust Agreement shall be treated as Common Stock and subject to all the rights and obligations included herein and
(c) the shares of Common Stock owned by the Management Stockholders shall include the shares of Common Stock held by the Voting Trust.

                  Section 20. Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any Securities in violation of any provision of this Agreement shall be void, and the Company shall not record such Transfer on its books or treat any purported transferee of such Stockholder Shares or Warrants as the owner of such shares for any purpose.

                  Section 21. Effectiveness and Termination. This Agreement was revised subsequent to November 29, 1999; was reexecuted by the Company, Acquisition Company and certain Management Stockholders, and was executed by the Foundation, on January 15, 2000; and supersedes and replaces all prior versions; and will be executed by certain other Management Stockholders on or as of the Closing. As used herein, the phrase "the date of this Agreement," the phrase "the date hereof" and words of similar import mean November 29, 1999. This Agreement shall be binding upon (i) Acquisition Company when executed by Acquisition Company and each of the Management Stockholders listed on the signature pages hereto, (ii) each Management Stockholder when executed (or when a joinder to this Agreement is executed) by such Management Stockholder and by Acquisition Company, and (iii) each other party when executed by such party. All rights and obligations under this Agreement shall come into effect immediately after the Closing. This Agreement shall terminate on the first to occur of (a) the Sale of the Company in which Acquisition Company Transfers all of its Securities or other securities of the Company, (b) the consummation of the Call, and (c) the expiration or termination of the Offer (as such term is defined in the Merger Agreement) in accordance with its terms without any Shares (as such term is defined in the Merger Agreement) being purchased thereunder; provided, however, that the provisions of Section 15(f) shall survive the termination of this Agreement indefinitely.

                  Section 22. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Stockholders unless such modification, amendment or waiver is approved in writing by the Company and the holders of 66 2/3% of each class of Equity Interests; provided that in the event that such modification, amendment, action or waiver (or any action with the effect of amending, modifying or waiving) would adversely affect Acquisition Company, the Management Stockholders or the Foundation in a manner different than the other Stockholders or otherwise reduce or diminish any rights that are applicable to Acquisition Company, the Management Stockholders or the Foundation unless the same rights applicable to the other Stockholders are reduced or diminished in the same manner, then such modification, amendment or waiver will require the consent of Acquisition Company, the Management Stockholders and/or the Foundation, as applicable. Notwithstanding anything herein to the contrary, from the date hereof until the Closing, any amendment, modification or waiver made in accordance with the terms of this Section 22 shall require the affirmative approval of Acquisition Company. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

                  Section 23. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

                  Section 24. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

                  Section 25. Successors and Assigns. Except as otherwise provided herein and subject to Sections 4(c) and 17 hereof, this Agreement shall bind and inure to the benefit of and be enforceable by the Company and its successors and assigns and the Stockholders and any subsequent holders of Stockholder Shares and the respective successors and assigns of each of them, so long as they own Stockholder Shares.

                  Section 26. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

                  Section 27. Remedies. The Company, Acquisition Company, the Management Stockholders and the Foundation shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that the Company, any of Acquisition Company, the Management Stockholders or the Foundation may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement.

                  Section 28. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or sent by certified mailed (return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the schedules hereto and to any subsequent holder of Stockholder Shares subject to this Agreement at such address as indicated by the Company's records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder when delivered personally, received by certified mail and one day after deposit with a reputable overnight courier service. The Company's address is:

                  Gleason Corporation
                  1000 University Avenue
                  P. O. Box 22970
                  Rochester, N.Y.  14692
                  Attention:  Secretary

                  with copies to: (which shall not constitute notice to the Company)

                  Vestar Capital Partners
                  245 Park Avenue, 41st Floor
                  New York, N.Y.  10167
                  Attention:  Sander M. Levy

                  and

                  Kirkland & Ellis
                  655 15th Street, N.W., Suite 1200
                  Washington, DC  20005
                  Attention:  Richard L. Perkal

                  and

                  Gleason Foundation
                  1000 University Avenue
                  P. O. Box 22970
                  Rochester, N.Y.  14692-2970
                  Attention:  Secretary

                  Section 29. GOVERNING LAW. THE CORPORATE LAW OF THE STATE OF DELAWARE SHALL GOVERN ALL ISSUES AND QUESTIONS CONCERNING THE RELATIVE RIGHTS OF THE COMPANY AND ITS STOCKHOLDERS. ALL OTHER ISSUES AND QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, INTERPRETATION AND ENFORCEABILITY OF THIS AGREEMENT AND THE EXHIBITS AND SCHEDULES HERETO SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF

DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

                  Section 30. Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in New York City, the time period shall automatically be extended to the Business Day immediately following such Saturday, Sunday or legal holiday.

                  Section 31. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

                  Section 32. Expenses. The Company agrees to pay, and hold each of Acquisition Company, the Management Stockholders and the Foundation harmless against liability for the payment of, (a) their respective fees and expenses (including the fees and expenses of their respective counsel and other advisors) arising in connection with the preparation, execution, interpretation, administration, and monitoring of, and enforcement of its rights under this Agreement, (b) the fees and expenses incurred with respect to any amendments or waivers (whether or not the same become effective) under or in respect of this Agreement and (c) stamp and other taxes and filing fees which may be payable in respect of the execution and delivery of this Agreement or conversion of Stockholder Shares from time to time.

                  Section 33. Further Assurances. In connection with any Sale of the Company structured to achieve pooling of interest accounting treatment, the Stockholders will take such actions as reasonably requested by the Board in order to achieve and maintain pooling of interests accounting treatment.

                  Section 34. Construction. References herein to this Agreement and any other agreement shall be references to such agreement, as amended, modified, supplemented or waived from time to time.






                     [END OF PAGE LEFT INTENTIONALLY BLANK]
                            [SIGNATURE PAGES FOLLOW]

                  IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement on the day and year first above written.

                                   GLEASON CORPORATION


                                   By:  /s/ Edward J. Pelta
                                        ----------------------------------------
                                        Name: Edward J. Pelta
                                        Title: Vice President

                                   TORQUE ACQUISITION CO., L.L.C.


                                   By:  /s/ Sander M. Levy
                                        ----------------------------------------
                                        Name:
                                        Title:

                                   MANAGEMENT STOCKHOLDERS:

                                    /s/ James S. Gleason
                                   ---------------------------------------------
                                        James S. Gleason

                                    /s/ Janis F. Gleason
                                   ---------------------------------------------
                                        Janis F. Gleason

                                    /s/ David J. Burns
                                   ---------------------------------------------
                                        David J. Burns

                                    /s/ Edward J. Pelta
                                   ---------------------------------------------
                                        Edward J. Pelta

                                    /s/ J. J. Perrotti
                                   ---------------------------------------------
                                        John J. Perrotti

                                    /s/ Gary J. Kimmet
                                   ---------------------------------------------
                                        Gary J. Kimmet



                   [Signature Page to Stockholders Agreement]

                            /s/ J. J. Perrotti
                            ----------------------------------------------------
                            John J. Perrotti, Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act

                            /s/ J. J. Perrotti
                            ----------------------------------------------------
                            John J. Perrotti, Custodian for Christine J.
                            Perrotti under the New York Uniform Gift to Minors
                            Act


                            The GST Exempt Trust for the benefit of James S. Gleason under Article Third (F) of the Trust under Agreement dated March 8, 1989, with Lawrence C. Gleason


                            By: /s/ Tracy R. Gleason
                               -------------------------------------------------
                            Name:  Tracy R. Gleason
                            Title:    Successor Trustee


                            The Non-Exempt Trust for the benefit of James S. Gleason under Article Third (F) of the Trust under Agreement dated March 8, 1989, with Lawrence C. Gleason


                            By: /s/ Tracy R. Gleason
                               -------------------------------------------------
                            Name:  Tracy R. Gleason
                            Title:    Successor Trustee


                            /s/ John W. Pysnack
                            ----------------------------------------------------
                                                 John W. Pysnack

                            GLEASON FOUNDATION


                            By: /s/ Ralph E. Harper
                               -------------------------------------------------
                            Name: Ralph E. Harper
                            Title: Secretary and Treasurer



                   [Signature Page to Stockholders Agreement]

                            THE VOTING TRUST


                            By: /s/ James S. Gleason
                               -------------------------------------------------
                            Name:  James S. Gleason
                            Title:    Voting Trustee


                            By: /s/ David J. Burns
                               -------------------------------------------------
                            Name:     David J. Burns
                            Title:    Voting Trustee


                            By: /s/ Edward J. Pelta
                               -------------------------------------------------
                            Name:    Edward J. Pelta
                            Title:   Voting Trustee




                   [Signature Page to Stockholders Agreement]

Acceptance Notice ...............................................................................................11
Acquisition Company...............................................................................................1
Acquisition Company Directors.....................................................................................3
Acquisition Company First Minimum Share Amount...................................................................36
Acquisition Company Independent Director..........................................................................3
Acquisition Company Second Minimum Share Amount..................................................................36
Affiliate         ...............................................................................................37
Agreement         ................................................................................................1
Annual Operating Plan............................................................................................37
Appraiser         ...............................................................................................19
Board             ................................................................................................3
Board Approved Sale..............................................................................................37
Call              ...............................................................................................22
Call Closing      ...............................................................................................23
Call Notice       ...............................................................................................22
Call Option       ...............................................................................................37
Call Price        ...............................................................................................37
Cause             ...............................................................................................37
Closing           ...............................................................................................38
Common Stock      ................................................................................................1
Company           ................................................................................................1
Company Exercise Period..........................................................................................11
Company Option Plans.............................................................................................38
Company Refusal Exercise Period..................................................................................13
Company-paid Long-Form Registrations.............................................................................28
Control Event     ................................................................................................8
Credit Agreement  ...............................................................................................38
Cured             ................................................................................................9
Demand Registrations.............................................................................................28
Equity Interests  ...............................................................................................39
Existing Employment Arrangements..................................................................................6
Existing Options  ...............................................................................................40
Fair Market Value ...............................................................................................19
First Refusal Right Notice.......................................................................................12
Foundation        ................................................................................................1
Internal Rate of Return..........................................................................................40
Invested Capital  ................................................................................................8
Issuance          ................................................................................................2
JG Put Closing    ...............................................................................................22
Key Persons       ................................................................................................9
Liquidation Value ...............................................................................................40
Long-Form Registrations..........................................................................................28
Majority Holders  ...............................................................................................19
Majority Vote     ...............................................................................................41
Management Option Plans..........................................................................................41
Management Stockholders...........................................................................................1
Management Warrant Tag-along Notice..............................................................................16
New Option Plan   ...............................................................................................41
Notice of Acceptance.............................................................................................13

Offer for Sale    ...............................................................................................13
Offer to Sell     ...............................................................................................11
Offered Price     ...............................................................................................11
Offered Securities...............................................................................................11
Offered Securities Closing.......................................................................................12
Offered Stock     ...............................................................................................12
Offered Stock Closing............................................................................................13
Option Plans      ................................................................................................6
Permitted Transfer...............................................................................................42
Permitted Transferee.............................................................................................42
Person            ...............................................................................................42
Piggyback Registration...........................................................................................30
Preemptive Right  ................................................................................................2
Preemptive Right Notice...........................................................................................2
Preemptive Right Period...........................................................................................2
Preferred Minimum Threshold......................................................................................43
Preferred Sale Notice............................................................................................15
Preferred Stock   ................................................................................................1
Preferred Tag-along Notice.......................................................................................15
Preferred Tag-along Right........................................................................................15
Preferred Transferor.............................................................................................15
Price             ...............................................................................................12
Public Offering   ...............................................................................................43
Public Sale       ...............................................................................................43
Purchaser Stockholder............................................................................................13
Purchasing Stockholder...........................................................................................11
Put Closing       ...............................................................................................18
Put Option        ...............................................................................................43
Put Shares        ...............................................................................................18
Qualified IPO     ...............................................................................................43
Redemption Price  ...............................................................................................44
Registrable Securities...........................................................................................44
Registration Expenses............................................................................................33
Reoffered Securities.............................................................................................11
Reoffered Stock   ...............................................................................................13
Replacement       ................................................................................................9
Sale Notice       ...............................................................................................14
Sale of the Company..............................................................................................44
Securities        ................................................................................................1
Securities Act    ...............................................................................................44
Selling Holder    ...............................................................................................11
Short-Form Registrations.........................................................................................28
Special Board Vote...............................................................................................45
Special Foundation Transfer......................................................................................45
Special Foundation Transfer Without Consideration................................................................45
Stockholder Exercise Period......................................................................................11
Stockholder Refusal Exercise Period..............................................................................13
Stockholder Shares...............................................................................................45
Stockholders      ................................................................................................1

Subsidiary        ...............................................................................................45
Tag-along Notice  ...............................................................................................14
Tag-along Preferred Stockholders.................................................................................15
Tag-along Right   ...............................................................................................14
Tag-along Stockholders...........................................................................................14
Tag-along Warrant Holders........................................................................................15
Ten-day Period    ...............................................................................................19
Third-party Purchase.............................................................................................18
Top Executives    ...............................................................................................46
Total Net Debt    ...............................................................................................46
Transfer          ...............................................................................................46
Transfer Notice   ...............................................................................................11
Transferring Holder..............................................................................................12
Transferring Stockholder.........................................................................................14
Valued Securities ...............................................................................................19
Vestar            ...............................................................................................46
Voting Trust      ...............................................................................................47
Voting Trust Agreement...........................................................................................47
Voting Trust Directors............................................................................................3
Voting Trust Independent Director.................................................................................3
Warrant Sale Notice..............................................................................................15
Warrant Tag-along Notice.........................................................................................15
Warrant Tag-along Right..........................................................................................15
Warrant Transferor...............................................................................................15
Warrants          ................................................................................................1
Withdrawn Put     ...............................................................................................18
Withdrawn Put Notice.............................................................................................22